UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2018 AND 2017

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese.  In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

1

Review Report of Independent Accountants

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (collectively, the “Company”) as of September 30, 2018 and 2017, the related consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2018 and 2017 and consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2018 and 2017, and notes to the consolidated financial statements, including the summary of significant accounting policies (together “the consolidated financial statements”). Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.  Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China.  A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent accountants (please refer to the Other Matter paragraph of our report),  nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of September 30, 2018 and 2017, their consolidated financial performance for the three-month and nine-month periods ended September 30, 2018 and 2017, and cash flows for the nine-month periods ended September 30, 2018 and 2017, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

2

Emphasis of Matter – Applying for New Accounting Standards

We draw attention to Note 3 of the consolidated financial statements, which describes the Company and its subsidiaries applied for the International Financial Reporting Standard 9, “Financial Instruments” and 15, “Revenue from Contracts with Customers” starting from January 1, 2018, and elected not to restate the consolidated financial statements for prior periods.  Our conclusion is not modified in respect of this matter.

Other Matter – Making Reference to the Reviews of Other Independent Accountants

Our review, insofar as it related to the investments accounted for under the equity method balances of NT$9,875 million and NT$8,480 million, which represented 2.65% and 2.21% of the total consolidated assets as of September 30, 2018 and 2017, respectively, the related shares of investment income from the associates and joint ventures in the amount of NT$17 million, NT$197 million, NT$364 million and NT$156 million, which represented 2.09%, 6.89%, 7.63% and 2.58% of the consolidated income from continuing operations before income tax for the three-month and nine-month periods ended September 30, 2018 and 2017, respectively, and the related shares of other comprehensive income from the associates and joint ventures in the amount of NT$(54) million, NT$171 million, NT$84 million and NT$1,311 million, which represented 3.92%, 12.26%, 1.30%  and 47.32% of the consolidated total comprehensive income for the three-month and nine-month periods ended September 30, 2018 and 2017, respectively, are based solely on the reports of other independent accountants.

/s/ Chiu, Wan-Ju

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

October 24, 2018

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

3

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2018, December 31,2017 and September 30, 2017 (September 30, 2018 and 2017 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	September 30, 2018	December 31, 2017	September 30, 2017
Current assets
Cash and cash equivalents	6(1)	$ 81,520,158	$ 81,674,572	$ 69,938,407
Financial assets at fair value through profit or loss, current	6(2), 12(7)	422,326	716,918	844,078
Contract asset, current	6(21)	338,096	-	-
Notes receivable		6,533	6,283	17,897
Accounts receivable, net	6(3)	25,268,851	20,876,417	22,391,461
Accounts receivable-related parties, net	7	334,598	91,065	200,273
Other receivables		1,273,498	1,175,307	1,022,240
Current tax assets		31,463	507,871	606,441
Inventories, net	6(4)	17,588,556	18,257,500	17,102,326
Prepayments		11,626,693	13,209,550	11,106,044
Other current assets		1,742,809	2,645,003	1,480,280
Total current assets		140,153,581	139,160,486	124,709,447

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 12(7)	12,508,679	191,005	173,400
Financial assets at fair value through other comprehensive income, noncurrent	6(5), 12(7)	11,722,990	-	-
Available-for-sale financial assets, noncurrent	6(6), 12(7)	-	20,636,332	21,055,861
Financial assets measured at cost, noncurrent	6(7)	-	2,218,472	2,530,440
Investments accounted for under the equity method	6(8), 7	12,028,943	10,976,940	10,967,948
Property, plant and equipment	6(9), 8	177,716,434	205,741,681	207,366,990
Intangible assets	6(10), 7	3,206,651	3,787,509	3,872,587
Deferred tax assets	6(26)	6,621,333	6,071,582	6,159,208
Prepayment for equipment		1,282,147	286,090	1,336,900
Refundable deposits	8	2,775,848	1,903,041	2,090,029
Other noncurrent assets-others	8	4,652,623	3,126,024	3,910,223
Total non-current assets		232,515,648	254,938,676	259,463,586

Total assets		$ 372,669,229	$ 394,099,162	$ 384,173,033

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2018, December 31,2017 and September 30, 2017 (September 30, 2018 and 2017 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	September 30, 2018	December 31, 2017	September 30, 2017
Current liabilities
Short-term loans	6(11), 6(28)	$ 14,817,804	$ 25,445,540	$ 22,669,606
Financial liabilities at fair value through profit or loss, current	6(12), 12(7)	-	-	22,361
Hedging financial liabilities, current	4, 6(13), 12(7)	64,315	-	-
Contract liabilities, current	6(21)	1,978,822	-	-
Notes and accounts payable		6,885,729	6,535,570	6,607,930
Other payables	7	12,145,915	12,962,286	11,652,851
Payables on equipment		2,585,508	4,671,802	5,228,337
Current tax liabilities		2,096,528	4,097,568	3,956,473
Current portion of long-term liabilities	6(14), 6(15), 6(28), 8, 12(7)	5,509,780	27,363,822	26,074,195
Other current liabilities	6(17), 6(18), 7	5,349,106	6,984,482	6,144,829
Total current liabilities		51,433,507	88,061,070	82,356,582

Non-current liabilities
Bonds payable	6(14), 6(28), 12(7)	38,788,603	23,675,861	18,280,865
Long-term loans	6(15), 6(28), 8, 12(7)	28,670,385	29,643,284	34,075,042
Deferred tax liabilities	6(26)	1,941,263	1,631,705	1,741,119
Net defined benefit liabilities, noncurrent		4,118,683	4,138,519	3,958,437
Guarantee deposits	6(28)	484,491	469,491	467,561
Other noncurrent liabilities-others	6(17), 6(28), 9(6)	34,674,331	32,441,648	28,856,240
Total non-current liabilities		108,677,756	92,000,508	87,379,264

Total liabilities		160,111,263	180,061,578	169,735,846

Equity attributable to the parent company
Capital	6(19)
Common stock		124,243,187	126,243,187	126,243,187
Additional paid-in capital	4, 6(14), 6(19)
Premiums		36,278,383	36,862,383	36,862,383
Treasury stock transactions		1,737,113	1,753,028	1,753,028
The differences between the fair value of the consideration paid or received from		573,336	573,336	578,538
acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries

Share of changes in net assets of associates and joint ventures accounted for using equity		99,204	97,482	90,304
method
Employee stock options		58,087	-	-
Stock options		1,515,297	1,572,121	1,572,121
Other		8,553	-	-
Retained earnings	6(19)
Legal reserve		10,865,280	9,902,407	9,902,407
Unappropriated earnings		53,865,375	38,163,492	37,273,125
Other components of equity
Exchange differences on translation of foreign operations		(6,251,427)	(5,715,585)	(4,630,460)
Unrealized gains or losses on financial assets measured at fair value through other		(8,360,617)	-	-
comprehensive income
Unrealized gains or losses on available-for-sale financial assets		-	8,347,962	8,465,998
Gains or losses on hedging instruments		(51,452)	-	-
Treasury stock	6(19), 6(20)	(2,515,594)	(4,719,037)	(4,719,037)
Total equity attributable to the parent company		212,064,725	213,080,776	213,391,594

Non-controlling interests	6(19)	493,241	956,808	1,045,593
Total equity		212,557,966	214,037,584	214,437,187

Total liabilities and equity		$ 372,669,229	$ 394,099,162	$ 384,173,033

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and nine-month periods ended September 30, 2018 and 2017
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Notes	2018	2017	2018	2017
Operating revenues	6(21), 7, 14
Sales revenues		$ 37,778,845	$ 36,772,830	$ 109,666,034	$ 109,763,527
Less: Sales returns and discounts		(363,723)	(366,603)	(881,377)	(1,300,433)
Net sales		37,415,122	36,406,227	108,784,657	108,463,094
Other operating revenues		1,971,534	1,291,974	6,950,713	4,190,938
Net operating revenues		39,386,656	37,698,201	115,735,370	112,654,032
Operating costs	4, 6(4), 6(16), 6(20), 6(22), 7, 14
Costs of goods sold		(31,386,204)	(30,215,361)	(94,099,641)	(89,031,107)
Other operating costs		(1,078,825)	(890,582)	(3,396,928)	(2,862,827)
Operating costs		(32,465,029)	(31,105,943)	(97,496,569)	(91,893,934)
Gross profit		6,921,627	6,592,258	18,238,801	20,760,098
Operating expenses	4, 6(16), 6(20), 6(22), 7, 14
Sales and marketing expenses		(987,158)	(1,070,084)	(2,999,223)	(3,290,012)
General and administrative expenses		(1,385,189)	(990,294)	(3,484,232)	(3,075,537)
Research and development expenses		(3,328,898)	(3,343,194)	(9,280,121)	(10,580,051)
Subtotal		(5,701,245)	(5,403,572)	(15,763,576)	(16,945,600)
Net other operating income and expenses	6(17), 6(23), 14	1,215,052	440,400	3,910,732	852,976
Operating income		2,435,434	1,629,086	6,385,957	4,667,474
Non-operating income and expenses
Other income		667,980	517,224	1,135,366	748,465
Other gains and losses	6(24), 7	(770,641)	399,630	(425,354)	1,178,627
Finance costs	6(24)	(736,016)	(661,009)	(2,144,110)	(1,812,595)
Share of profit or loss of associates and joint ventures	6(8), 14	193,182	204,834	480,333	196,334
Bargain purchase gain		-	-	-	5,130
Exchange gain, net	12	-	775,701	-	1,065,828
Exchange loss, net	12	(961,416)	-	(661,022)	-
Subtotal		(1,606,911)	1,236,380	(1,614,787)	1,381,789
Income from continuing operations before income tax		828,523	2,865,466	4,771,170	6,049,263
Income tax benefit (expense)	6(26), 14	(631,665)	(401,548)	872,022	(610,689)
Net income		196,858	2,463,918	5,643,192	5,438,574
Other comprehensive income (loss)	4, 6(25)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses on financial assets at fair value through other comprehensive income		356,337	-	1,591,531	-
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss		(64,315)	-	(64,315)	-
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		(254,124)	-	(123,975)	-
Income tax related to items that will not be reclassified subsequently	6(26)	50,550	-	90,436	-
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(1,646,056)	49,496	(643,428)	(4,883,304)
Unrealized gain (loss) on available-for-sale financial assets		-	(1,245,136)	-	824,833
Share of other comprehensive income of associates and joint ventures which may be reclassified subsequently to profit or loss		(9,232)	138,369	4,365	1,368,902
Income tax related to items that may be reclassified subsequently	6(26)	(593)	(10,655)	(14,418)	20,853
Total other comprehensive income (loss), net of tax		(1,567,433)	(1,067,926)	840,196	(2,668,716)
Total comprehensive income (loss)		$ (1,370,575)	$ 1,395,992	$ 6,483,388	$ 2,769,858

Net income attributable to:
Stockholders of the parent		$ 1,720,426	$ 3,472,656	$ 8,779,603	$ 7,857,683
Non-controlling interests		(1,523,568)	(1,008,738)	(3,136,411)	(2,419,109)
		$ 196,858	$ 2,463,918	$ 5,643,192	$ 5,438,574

Comprehensive income attributable to:
Stockholders of the parent		$ 278,817	$ 2,401,503	$ 9,734,386	$ 5,289,744
Non-controlling interests		(1,649,392)	(1,005,511)	(3,250,998)	(2,519,886)
		$ (1,370,575)	$ 1,395,992	$ 6,483,388	$ 2,769,858

Earnings per share (NTD)	6(27)
Earnings per share-basic		$ 0.14	$ 0.28	$ 0.73	$ 0.64
Earnings per share-diluted		$ 0.13	$ 0.26	$ 0.67	$ 0.60

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine-month periods ended September 30, 2018 and 2017
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings		Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unrealized Gains or Losses on Available-for-Sale Financial Assets	Gains or Losses on hedging Instruments	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2017	6(19)	$ 126,243,187	$ 40,997,092	$ 9,070,841	$ 38,584,335	$ 63,437	$ -	$ 6,340,040	$ -	$ (4,719,037)	$ 216,579,895	$ 2,161,729	$ 218,741,624
Appropriation and distribution of 2016 retained earnings	6(19)
Legal reserve		-	-	831,566	(831,566)	-	-	-	-	-	-	-	-
Cash dividends		-	-	-	(6,112,159)	-	-	-	-	-	(6,112,159)	-	(6,112,159)
Net income for the nine-month ended September 30, 2017	6(19)	-	-	-	7,857,683	-	-	-	-	-	7,857,683	(2,419,109)	5,438,574
Other comprehensive income (loss), net of tax for the nine-month ended September 30, 2017	6(19), 6(25)	-	-	-	-	(4,693,897)	-	2,125,958	-	-	(2,567,939)	(100,777)	(2,668,716)
Total comprehensive income (loss)		-	-	-	7,857,683	(4,693,897)	-	2,125,958	-	-	5,289,744	(2,519,886)	2,769,858
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	(19,910)	-	-	-	-	-	-	-	(19,910)	-	(19,910)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	6(19)	-	(128,848)	-	-	-	-	-	-	-	(128,848)	(1,099,544)	(1,228,392)
Changes in subsidiaries' ownership	6(19)	-	-	-	(905,107)	-	-	-	-	-	(905,107)	171,159	(733,948)
Adjustments for dividends subsidiaries received from parent company		-	8,040	-	-	-	-	-	-	-	8,040	-	8,040
Others	6(19)	-	-	-	(1,320,061)	-	-	-	-	-	(1,320,061)	2,332,135	1,012,074
Balance as of September 30, 2017	6(19)	$ 126,243,187	$ 40,856,374	$ 9,902,407	$ 37,273,125	$ (4,630,460)	$ -	$ 8,465,998	$ -	$ (4,719,037)	$ 213,391,594	$ 1,045,593	$ 214,437,187

Balance as of January 1, 2018	6(19)	$ 126,243,187	$ 40,858,350	$ 9,902,407	$ 38,163,492	$ (5,715,585)	$ -	$ 8,347,962	$ -	$ (4,719,037)	$ 213,080,776	$ 956,808	$ 214,037,584
Impact of retroactive applications	3, 6(19)	-	-	-	17,969,706	3,052	(9,867,013)	(8,347,962)	-	-	(242,217)	1,597	(240,620)
Adjusted balance as of January 1, 2018	6(19)	126,243,187	40,858,350	9,902,407	56,133,198	(5,712,533)	(9,867,013)	-	-	(4,719,037)	212,838,559	958,405	213,796,964
Appropriation and distribution of 2017 retained earnings	6(19)
Legal reserve		-	-	962,873	(962,873)	-	-	-	-	-	-	-	-
Cash dividends		-	-	-	(8,557,023)	-	-	-	-	-	(8,557,023)	-	(8,557,023)
Net income for the nine-month ended September 30, 2018	6(19)	-	-	-	8,779,603	-	-	-	-	-	8,779,603	(3,136,411)	5,643,192
Other comprehensive income (loss), net of tax for the nine-month ended September 30, 2018	6(19), 6(25)	-	-	-	21,655	(538,894)	1,523,474	-	(51,452)	-	954,783	(114,587)	840,196
Total comprehensive income (loss)		-	-	-	8,801,258	(538,894)	1,523,474	-	(51,452)	-	9,734,386	(3,250,998)	6,483,388
Share-based payment transaction	4, 6(20)	-	575,913	-	-	-	-	-	-	2,203,443	2,779,356	-	2,779,356
Treasure stock acquired	6(19)	-	-	-	-	-	-	-	-	(3,129,182)	(3,129,182)	-	(3,129,182)
Treasury stock cancelled	6(19)	(2,000,000)	(1,129,182)	-	-	-	-	-	-	3,129,182	-	-	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	1,722	-	17,078	-	(17,078)	-	-	-	1,722	-	1,722
Changes in subsidiaries' ownership	6(19)	-	-	-	(475,311)	-	-	-	-	-	(475,311)	(279,907)	(755,218)
Adjustments for dividends subsidiaries received from parent company		-	11,442	-	-	-	-	-	-	-	11,442	-	11,442
Others	6(19)	-	(48,272)	-	(1,090,952)	-	-	-	-	-	(1,139,224)	3,065,741	1,926,517
Balance as of September 30, 2018	6(19)	$ 124,243,187	$ 40,269,973	$ 10,865,280	$53,865,375	$ (6,251,427)	$ (8,360,617)	$ -	$ (51,452)	$ (2,515,594)	$ 212,064,725	$ 493,241	$ 212,557,966

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2018 and 2017
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2018	2017
Cash flows from operating activities:
Net income before tax	$ 4,771,170	$ 6,049,263
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	38,056,356	38,266,689
Amortization	1,578,412	1,605,261
Expected credit loss	843	429
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	532,756	(512,638)
Interest expense	2,076,262	1,738,190
Interest income	(534,811)	(226,037)
Dividend income	(600,555)	(522,428)
Share-based payment	575,355	-
Share of (profit) loss of associates and joint ventures	(480,333)	(196,334)
Gain on disposal of property, plant and equipment	(125,126)	(49,229)
Gain on disposal of other assets	-	(6,601)
Gain on disposal of investments	(12,570)	(1,298,553)
Impairment loss on financial assets	-	695,876
Exchange loss (gain) on financial assets and liabilities	1,286,014	(1,789,721)
Bargain purchase gain	-	(5,130)
Amortization of deferred government grants	(2,894,256)	(834,190)
Income and expense adjustments	39,458,347	36,865,584
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	499,426	332,574
Contract assets	(211,076)	-
Notes receivable and accounts receivable	(3,321,818)	66,808
Other receivables	22,642	(138,667)
Inventories	578,144	(347,144)
Prepayments	(307,901)	(710,128)
Other current assets	1,051,385	(1,172,063)
Contract fulfillment costs	(266,109)	-
Contract liabilities	(1,969,523)	-
Notes and accounts payable	331,295	(137,934)
Other payables	(1,090,831)	(780,298)
Other current liabilities	273,691	1,766,087
Net defined benefit liabilities	(19,835)	(10,458)
Other noncurrent liabilities-others	3,240	(209,250)
Cash generated from operations	39,802,247	41,574,374
Interest received	462,509	216,392
Dividend received	715,384	584,617
Interest paid	(1,316,387)	(1,184,494)
Income tax paid	(851,396)	(1,615,308)
Net cash provided by operating activities	38,812,357	39,575,581

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2018 and 2017
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2018	2017
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (531,762)	$ (71,388)
Proceeds from disposal of financial assets at fair value through profit or loss	653	-
Acquisition of available-for-sale financial assets	-	(864,428)
Proceeds from disposal of available-for-sale financial assets	-	1,846,831
Acquisition of financial assets measured at cost	-	(14,470)
Acquisition of investments accounted for under the equity method	(840,000)	(204,280)
Increase in prepayment for investments	-	(9,590)
Proceeds from capital reduction and liquidation of investments	113	2,034,965
Acquisition of property, plant and equipment	(15,229,219)	(33,275,050)
Proceeds from disposal of property, plant and equipment	152,521	78,115
Increase in refundable deposits	(1,523,556)	(90,338)
Decrease in refundable deposits	662,200	202,271
Acquisition of intangible assets	(546,727)	(923,905)
Government grants related to assets acquisition	6,996,355	1,899,096
Increase in other noncurrent assets-others	(27,654)	(25,476)
Decrease in other noncurrent assets-others	821	35,593
Net cash used in investing activities	(10,886,255)	(29,382,054)
Cash flows from financing activities:
Increase in short-term loans	17,281,109	34,965,854
Decrease in short-term loans	(27,750,312)	(31,937,548)
Proceeds from bonds issued	-	8,300,000
Bonds issuance costs	-	(9,510)
Redemption of bonds	(7,500,000)	(7,500,000)
Proceeds from long-term loans	58,500	11,867,402
Repayments of long-term loans	(894,991)	(4,577,410)
Increase in guarantee deposits	45,838	181,166
Decrease in guarantee deposits	(115,039)	(3,385)
Cash dividends	(8,557,312)	(6,112,036)
Treasury stock acquired	(3,129,182)	-
Treasury stock sold to employees	2,204,000	-
Acquisition of subsidiaries	-	(1,228,392)
Change in non-controlling interests	596,100	1,944
Net cash (used in) provided by financing activities	(27,761,289)	3,948,085
Effect of exchange rate changes on cash and cash equivalents	(319,227)	(1,782,186)
Net (decrease) increase in cash and cash equivalents	(154,414)	12,359,426
Cash and cash equivalents at beginning of period	81,674,572	57,578,981
Cash and cash equivalents at end of period	$ 81,520,158	$ 69,938,407

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine-Month Periods Ended September 30, 2018 and 2017

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of UMC and its subsidiaries (“the Company”) were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on October 24, 2018.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

A. The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are recognized by Financial Supervisory Commission (“FSC”) and become effective for annual periods beginning on or after January 1, 2018.  The nature and the impact of each new standard and amendment have no material effect on the Company.  Apart from the potential impact of the standards and interpretations which is described below, all other standards and interpretations have no material impact on the Company’s financial position and performance.

(1)   IFRS 9 “Financial Instruments”

 IFRS 9 “Financial Instruments” (IFRS 9) replaced IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39)  for annual periods beginning on or after January 1, 2018, which resulted impact on all three aspects of the accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

(2)   IFRS 15 “Revenue from Contracts with Customers” with its Amendment “Clarifications to IFRS 15 Revenue from Contracts with Customers”

The core principle of IFRS 15 “Revenue from Contracts with Customers” (IFRS 15) is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry.

(3)   The Company elected to adopt the standards using the modified retrospective method recognizing the cumulative effect of initially applying IFRS 9 and IFRS 15 at January 1, 2018, not to restate the consolidated financial statements for the nine-month period ended September 30, 2017.  The Company’s consolidated financial statements for the nine-month period ended September 30, 2017 were prepared in accordance with IAS 39, IAS 18 and related interpretations issued, revised or amended.

The impact on assets, liabilities and equity at the date of initial application of IFRS 9 and IFRS 15 are as below:

IFRS 9

a.  Financial assets measured at cost

The Company elected to designate certain of these financial assets as financial assets measured at fair value through other comprehensive income (FVOCI) and the others as financial assets measured at fair value through profit or loss (FVTPL) at the date of initial application.  In accordance with the requirement of IFRS 9, these financial assets must be measured at fair value.

b.  Available-for-sale financial assets

In accordance with the requirement of IFRS 9, the Company elected to designate equity instruments that are not held for trading as financial assets measured at FVOCI and classified the remaining financial assets as financial assets measured at FVTPL.

c.  Impairment of financial assets

Under IFRS 9, impairment assessment is not required for equity instruments.  Therefore, as the Company elected to classify certain equity investments as financial assets measured at FVOCI, the Company reclassified the related accumulated impairment loss from retained earnings to other component of equity at the date of initial application.  The expected credit losses for accounts receivable or contract assets that result from transactions within the scope of IFRS 15 are evaluated by applying the simplified approach.  The aforementioned impairment evaluation requirement differs from the current incurred loss model and which had no material effect on the Company.

IFRS 15

Prior to adopting IFRS 15, the Company recognized revenue upon the delivery of the wafers to carriers approved by the customers, at which point in time, the title and risk of loss for the wafers were transferred to the customers.  Consideration received from customers prior to the Company having satisfied its performance obligation were accounted for as advance receipts as a component of other current liabilities.  In accordance with the requirements of IFRS 15, the Company recognizes revenue as the Company satisfies its performance obligations to customers.  For certain contracts that do not provide the Company unconditional rights to the consideration, the Company recognizes revenue and contract assets as it satisfies its performance obligation over time.  Consideration received from customers prior to the Company having satisfied its performance obligation are accounted for as contract liabilities and the associated costs incurred to fulfill the contracts are recognized on the consolidated balance sheets as contract fulfillment costs within other current assets.  In accordance with the requirement of IFRS 15, allowance for sales returns and discounts are presented as refund liabilities, different from its current presentation as a contra-account to accounts receivable.

The impact on assets, liabilities and equity as of January 1, 2018 were as follows:

Items	Carrying Amounts as of December 31, 2017	Adjustments Arising from Initial Application		Adjusted Carrying Amounts as of January 1, 2018	Descriptions
		IFRS 9	IFRS 15
Contract assets, current	$-	$-	$129,042	$129,042	a.
Accounts receivable, net	20,876,417	-	983,438	21,859,855	a. b.
Accounts receivable-related parties, net	91,065	-	2,733	93,798	b.
Inventories, net	18,257,500	-	(102,800)	18,154,700	a.
Other current assets	2,645,003	-	120,799	2,765,802	a.
Financial assets at fair value through profit or loss, noncurrent	191,005	12,449,226	-	12,640,231	c.
Financial assets at fair value through other comprehensive income, noncurrent	-	10,131,459	-	10,131,459	d.
Available-for-sale financial assets, noncurrent	$20,636,332	$(20,636,332)	$-	$-	c.d.
Financial assets measured at cost, noncurrent	2,218,472	(2,218,472)	-	-	c.d.
Investments accounted for under the equity method	10,976,940	(25,997)	-	10,950,943	e.
Deferred tax assets	6,071,582	42,388	(1,489)	6,112,481	a. c. d.
Total effect on assets		$(257,728)	$1,131,723

Contract liabilities, current	$-	$-	$3,951,414	$3,951,414	a.
Current tax liabilities	4,097,568	-	1,611	4,099,179	a.
Other current liabilities	6,984,482	-	(2,861,466)	4,123,016	a. b.
Deferred tax liabilities	1,631,705	23,093	(37)	1,654,761	a. c.
Total effect on liabilities		$23,093	$1,091,522

Retained earnings	$48,065,899	$17,930,334	$39,372	$66,035,605	a. c. d. e.
Other components of equity	2,632,377	(18,211,155)	(768)	(15,579,546)	a. b. c. d. e.
Non-controlling interests	956,808	-	1,597	958,405	a.
Total effect on equity		$(280,821)	$40,201

a.  After adopting IFRS 15, the aforementioned changes in revenue recognition resulted in an increase in current contract assets amounted to NT$129 million, a decrease in net accounts receivable amounted to NT$11 million, a decrease in net inventories amounted to NT$103 million, an increase in other current assets amounted to NT$121 million, a decrease in deferred tax assets amounted to NT$1 million, an increase in current contract liabilities amounted to NT$3,951 million, an increase in current tax liabilities amounted to NT$2 million, a decrease in other current liabilities amounted to NT$3,859 million, a decrease in deferred tax liabilities amounted to NT$37 thousand, an increase in retained earnings amounted to NT$39 million, a decrease in other components of equity amounted to NT$0.3 million and an increase in non-controlling interests amounted to NT$2 million.

b.  After adopting IFRS 15, the aforementioned change in the presentation of the Company’s allowance for sales returns and discounts led to an increase in net accounts receivable amounted to NT$994 million, an increase in net accounts receivable-related parties amounted to NT$3 million, an increase in other current liabilities amounted to NT$997 million and a decrease in other components of equity amounted to NT$0.5 million.

c.  The Company reclassified certain noncurrent available-for-sale financial assets amounted to NT$10,738 million and certain noncurrent financial assets measured at cost amounted to NT$1,955 million as financial assets measured at fair value through profit and loss in accordance with the requirements of IFRS 9 resulting in an increase in noncurrent financial assets at fair value through profit or loss amounted to NT$12,449 million, an increase in deferred tax assets amounted to NT$37 million, an increase in deferred tax liabilities amounted to NT$23 million, an increase in retained earnings amounted to NT$3,521 million and a decrease in other components of equity amounted to NT$3,750 million.

d. The Company reclassified noncurrent available-for-sale financial assets that are not held for trading amounted to NT$9,898 million and certain noncurrent financial assets measured at cost amounted to NT$263 million as financial assets measured at fair value through other comprehensive income in accordance with the requirements of IFRS 9 resulting in an increase in noncurrent financial assets at fair value through other comprehensive income amounted to NT$10,131 million, an increase in deferred tax assets amounted to NT$5 million, an increase in retained earnings amounted to NT$12,899 million and a decrease in other components of equity amounted to NT$ 12,924 million.

e.  With the adoption of IFRS 9 by associates accounted for using equity method, the corresponding adjustments made by the Company resulting in a decrease in investments accounted for using equity method amounted to NT$26 million, an increase in retained earnings amounted to NT$1,511 million and a decrease in other components of equity amounted to NT$1,537 million.

The following table shows the amount affected in the current period by the application of IFRS 15 as compared to IAS 18:

	As of September 30, 2018
Items	Amounts in accordance with IFRS 15	Effect	Amounts in accordance with accounting policies for prior periods
Contract assets, current	$338,096	$(338,096)	$-
Accounts receivable, net	25,268,851	(1,025,143)	24,243,708
Accounts receivable-related parties, net	334,598	(1,278)	333,320
Inventories, net	17,588,556	124,833	17,713,389
Other current assets	1,742,809	(157,109)	1,585,700
Deferred tax assets	6,621,333	(1,194)	6,620,139
Total effect on assets		$(1,397,987)
Contract liabilities, current	$1,978,822	$(1,978,822)	$-
Other current liabilities	5,349,106	596,806	5,945,912
Deferred tax liabilities	1,941,263	4,645	1,945,908
Total effect on liabilities		$(1,377,371)

Additional paid-in capital	$40,269,973	$108	$40,270,081
Retained earnings	64,730,655	(23,072)	64,707,583
Other components of equity	(14,663,496)	3,266	(14,660,230)
Non-controlling interests	493,241	(918)	492,323
Total effect on equity		$(20,616)

	For the three-month period ended September 30, 2018
Items	Amounts in accordance with IFRS 15	Effect	Amounts in accordance with accounting policies for prior periods
Operating revenue	$39,386,656	$30,920	$39,417,576
Operating costs	(32,465,029)	9,166	(32,455,863)
Operating expenses	(5,701,245)	(28,505)	(5,729,750)
Income tax expense (benefit)	(631,665)	(5,672)	(637,337)
Total effect on income and expenses		$5,909

	For the nine-month period ended September 30, 2018
Items	Amounts in accordance with IFRS 15	Effect	Amounts in accordance with accounting policies for prior periods
Operating revenue	$115,735,370	$39,577	$115,774,947
Operating costs	(97,496,569)	70,841	(97,425,728)
Operating expenses	(15,763,576)	(84,499)	(15,848,075)
Income tax expense (benefit)	872,022	(8,940)	863,082
Total effect on income and expenses		$16,979

B. Standards issued by International Accounting Standards Board (IASB) which are endorsed by FSC, but not yet adopted by the Company are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty Over Income Tax Treatments	January 1, 2019
IAS 28	Long-term Interests in Associates and Joint Ventures	January 1, 2019
IFRS 9	Financial Instruments – Prepayment Features with Negative Compensation	January 1, 2019
Improvements to International Financial Reporting Standards (2015 - 2017 cycle)
IFRS 3	Business Combinations	January 1, 2019
IFRS 11	Joint Arrangements	January 1, 2019
IAS 12	Income Taxes	January 1, 2019
IAS 23	Borrowing Costs	January 1, 2019
IAS 19	Employee Benefits	January 1, 2019

The potential effects of adopting the standards or interpretations issued by IASB and endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(4)   IFRS 16 “Leases”

The new standard requires lessees to account for all leases under a single on-balance sheet model (subject to certain exemptions).  Lessor accounting still uses the dual classification approach: operating lease and finance lease.

(5)   IFRIC 23 “Uncertainty Over Income Tax Treatments”

The Interpretation clarifies application of recognition and measurement requirements in IAS 12 “Income Taxes” when there is uncertainty over income tax treatments.

(6)   IAS 28“Investment in Associates and Joint Ventures” (Amendment)

The amendment clarifies that an entity applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture before it applies IAS 28 “Investments in Associates and Joint Ventures” (IAS 28), and in applying IFRS 9, does not take account of any adjustments that arise from applying IAS 28.

(7)   IFRS 9 “Financial Instruments” (Amendment)

The amendment allows financial assets with prepayment features that permit or require a party to a contract either to pay or receive reasonable compensation for the early termination of the contract, to be measured at amortised cost or at fair value through other comprehensive income.

(8)   IAS 12 “Income Taxes”

The amendments clarify that an entity shall recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

(9)   IAS 19 “Employee Benefits” (Amendment)

The amendments clarify that when a change in a defined benefit plan is made (such as amendment, curtailment or settlement, etc.), the entity should use the updated assumptions to remeasure its net defined benefit liability or asset.

The abovementioned standards and interpretations issued by IASB and endorsed by FSC so that they are applicable for annual periods beginning on or after January 1, 2019.  The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (4) ~ (9) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

C. Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 17	Insurance Contracts	January 1, 2021

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(10) IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment)

The amendments address the inconsistency between the requirements in IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture.  IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture.  IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary.  IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.  IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.  The effective date of this amendment has been deferred indefinitely, but early adoption is allowed.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (10) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)   Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)   Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)   General Description of Reporting Entity

a.  Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2017.  For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2017.

b.  The consolidated entities are as follows:

As of September 30, 2018, December 31, 2017 and September 30, 2017

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	September 30, 2018	December 31, 2017	September 30, 2017
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	-	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	96.66	96.32
UMC, FORTUNE and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	93.36	87.06	87.06
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	78.47	78.47	78.47
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	-	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	-	-
FORTUNE	UNISTARS CORP. (UNISTARS)	High brightness LED packages	83.69	-	-
NBI	TERA ENERGY	Energy technical services	-	100.00	100.00
NBI	UNISTARS	High brightness LED packages	-	83.69	82.76
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	98.14	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USC)	Sales and manufacturing of integrated circuits	65.22	51.02	51.02

(4)   Other Significant Accounting Policies

Apart from the accounting policies which are described below, the same accounting policies have been applied in the Company’s consolidated financial statements for the nine-month period ended September 30, 2018 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2017 and the three-month period ended March 31, 2018.  For the summary of other significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2017 and the three-month period ended March 31, 2018.

a.    Cash flow hedges

The Company manages exposures arising from the foreign currency exchange risk. With the adoption of IFRS 9 on January 1, 2018, the Company designates a hedging relationship between the hedging instrument and the hedged item with the existence of an economic relationship and determines the hedge ratio to meet the hedge effectiveness. The Company designates certain hedging instruments to partially hedge the foreign currency exchange rate risks associated with certain highly probable forecast transactions. The separate component of equity associated with the hedged item is adjusted to the lower of the following (in absolute amounts):

(i)       the cumulative gain or loss on the hedging instrument from inception of the hedge; and

(ii)     the cumulative change in fair value (present value) of the expected future cash flows on the hedged item from inception of the hedge

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income, whereas the ineffective portion of the change in the fair value of the hedging instrument is recognized directly in profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains or losses that were recognized in other comprehensive income are removed from equity and included in the initial cost of the asset or liability.

The Company prospectively discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance when the hedging instrument expires or is sold, terminated or exercised.

b.    Share-Based Payment Transactions

The cost of equity-settled transactions between the Company and its employees is measured at the fair value using an appropriate pricing model by reference to the market price of the equity instruments on the grant date.

The cost of equity-settled transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the periods in which the performance and/or service conditions are being fulfilled.  The cumulative expense recognized for equity-settled transactions at each reporting date reflects the extent to which the vesting period has passed and the Company’s best estimate of the quantity of equity instruments that will ultimately vest.  The charge to profit or loss for a period represents the movement in cumulative expense recognized between the beginning and the end of that period.

No expense will be recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition.  These are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met.  An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it fully vests on the date of cancellation, and any expense not yet recognized for the award is recognized immediately.  This includes any award where non-vesting conditions within the control of either the entity or the employee are not met.  However, if a new award substitutes for the cancelled award and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the nine-month period ended September 30, 2018 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2017.  For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2017.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)   Cash and Cash Equivalents

	As of
	September 30, 2018	December 31, 2017	September 30, 2017
Cash on hand	$6,566	$4,360	$4,189
Checking and savings accounts	34,403,374	21,699,357	17,373,386
Time deposits	38,327,692	50,711,803	43,251,557
Repurchase agreements collateralized by government and corporate bonds	8,782,526	9,259,052	9,309,275
Total	$81,520,158	$81,674,572	$69,938,407

(2)   Financial Assets at Fair Value through Profit or Loss

	As of
	September 30, 2018	December 31, 2017 (Note)	September 30, 2017 (Note)
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$7,497,522
Preferred stocks	3,388,420
Funds	1,795,919
Convertible Bonds	223,768
Forward contracts	25,376
Subtotal	$12,931,005
Designated financial assets at fair value through profit or loss
Convertible bonds		$213,180	$228,250

Financial assets held for trading
Common stocks		434,630	541,233
Preferred stocks		228,508	195,975
Funds		-	49,874
Option		31,605	-
Forward exchange contracts		-	2,146
Subtotal		694,743	789,228
Total		$907,923	$1,017,478

Current	$422,326	$716,918	$844,078
Noncurrent	12,508,679	191,005	173,400
Total	$12,931,005	$907,923	$1,017,478

On June 29, 2018, the Board of Directors of UMC resolved to exercise the call option of a joint venture agreement between FUJITSU SEMICONDUCTOR LIMITED (FSL) and UMC. Upon obtaining R.O.C. government authority’s approval of the investment application, the Company anticipates that its investment could reach NT$15.1 billion for acquiring remaining shares of MIE FUJITSU SEMICONDUCTOR LIMITED (MIFS) from the other stockholder on January 1, 2019, representing ownership interest of 84.1% and making MIFS a wholly-owned subsidiary of the Company.  The change of the fair value for the call option is recorded in profit or loss.

Note:   The Company adopted IFRS 9 on January 1, 2018.  The Company elected not to restate prior periods in accordance with the transition provision in IFRS 9.  Please refer to Note 6(6) and Note 6(7) for available-for-sale financial assets, non-current and financial assets measured at cost, non-current, respectively as of December 31, 2017 and September 30, 2017.

(3)   Accounts Receivable, Net

	As of
	September 30, 2018	December 31, 2017	September 30, 2017
Accounts receivable	$25,303,369	$21,910,146	$24,577,517
Less: allowance for sales returns and discounts	-	(994,151)	(2,096,309)
Less: loss allowance	(34,518)	(39,578)	(89,747)
Net	$25,268,851	$20,876,417	$22,391,461

Aging analysis of accounts receivable, net:

	As of
	September 30, 2018	December 31, 2017	September 30, 2017
Neither past due nor impaired	$20,600,635	$15,496,207	$17,852,109
Past due but not impaired:
≤ 30 days	3,605,016	4,268,772	3,020,061
31 to 60 days	521,452	444,401	678,459
61 to 90 days	214,107	138,178	344,397
91 to 120 days	121,933	124,332	259,058
≥ 121 days	205,708	404,527	237,377
Subtotal	4,668,216	5,380,210	4,539,352
Total	$25,268,851	$20,876,417	$22,391,461

Movement on individually evaluated loss allowance:

	For the nine-month periods ended September 30,
	2018	2017
Beginning balance	$39,578	$86,595
Net charge for the period	(5,060)	3,152
Ending balance	$34,518	$89,747

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~120 days, respectively.

The impairment losses assessed individually as of September 30, 2018 and 2017 primarily at an amount equal to lifetime expected credit losses and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.  The Company has no collateral with respect to those accounts receivables.

(4)   Inventories, Net

	As of
	September 30, 2018	December 31, 2017	September 30, 2017
Raw materials	$3,403,274	$2,354,410	$2,182,402
Supplies and spare parts	3,244,081	3,007,669	2,942,208
Work in process	9,628,330	11,492,450	10,951,912
Finished goods	1,312,871	1,402,971	1,025,804
Total	$17,588,556	$18,257,500	$17,102,326

a.    For the three-month periods ended September 30, 2018 and 2017, the Company recognized NT$31,386 million and NT$30,215 million, respectively, in operating cost, of which NT$245 million and NT$807 million were related to write-down of inventories.  For the nine-month periods ended September 30, 2018 and 2017, the Company recognized NT$94,100 million and NT$89,031 million, respectively, in operating cost, of which NT$800 million and NT$1,360 million were related to write-down of inventories.

b.    None of the aforementioned inventories were pledged.

(5)   Financial Assets at Fair Value through Other Comprehensive Income, Non-Current

	As of
	September 30, 2018	December 31, 2017 (Note)	September 30, 2017 (Note)
Equity instruments
Common stocks	$11,490,995
Preferred stocks	231,995
Total	$11,722,990

Note:   The Company adopted IFRS 9 on January 1, 2018.  The Company elected not to restate prior periods in accordance with the transition provision in IFRS 9.  Please refer to Note 6(6) and Note 6(7) for available-for-sale financial assets, non-current and financial assets measured at cost, non-current , respectively as of December 31, 2017 and September 30, 2017.

(6)   Available-For-Sale Financial Assets, Non-Current

	As of
	December 31, 2017	September 30, 2017
Common stocks	$17,653,513	$18,193,054
Preferred stocks	1,865,410	1,851,108
Funds	1,117,409	1,011,699
Total	$20,636,332	$21,055,861

(7)   Financial Assets Measured at Cost, Non-Current

	As of
	December 31, 2017	September 30, 2017
Common stocks	$473,134	$481,569
Preferred stocks	1,657,388	1,959,670
Funds	87,950	89,201
Total	$2,218,472	$2,530,440

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair values cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

(8)   Investments Accounted For Under the Equity Method

a.    Details of investments accounted for under the equity method are as follows:

	As of
	September 30, 2018		December 31, 2017		September 30, 2017
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
CLIENTRON CORP.	$245,969	22.39	$265,327	22.39	$262,081	22.39
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	1,514,149	13.78	1,669,693	13.78	1,683,526	13.94

Unlisted companies
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	-	50.00	-	50.00	-	50.00
MTIC HOLDINGS PTE. LTD.	69,173	45.44	50,743	45.44	76,917	45.44
YUNG LI INVESTMENTS, INC.	36,385	45.16	42,173	45.16	90,019	45.16
WINAICO IMMOBILIEN GMBH (Note B)	-	44.78	-	44.78	-	44.78
UNITECH CAPITAL INC.	651,276	42.00	732,267	42.00	680,330	42.00
TRIKNIGHT CAPITAL CORPORATION	1,562,617	40.00	894,809	40.00	812,195	40.00
HSUN CHIEH INVESTMENT CO., LTD.	4,447,493	36.49	3,930,434	36.49	3,960,330	36.49
YANN YUAN INVESTMENT CO., LTD.	$2,967,495	30.87	$2,810,625	30.87	$2,765,477	30.87
HSUN CHIEH CAPITAL CORP.	173,367	30.00	176,911	30.00	181,355	30.00
VSENSE CO., LTD.	72,987	28.63	78,294	28.63	79,901	28.63
UNITED LED CORPORATION HONG KONG LIMITED	177,562	25.14	216,707	25.14	241,157	25.14
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	110,470	10.38	108,925	10.38	101,937	10.38
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	-	-	-	50.00	-	50.00
CTC CAPITAL PARTNERS I, L.P.	-	-	32	31.40	32,723	31.40
Total	$12,028,943		$10,976,940		$10,967,948

Note A: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note B: SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH are joint ventures to the Company.

Note C: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,760 million, NT$1,935 million and NT$1,946 million, as of September 30, 2018, December 31, 2017 and September 30, 2017, respectively.  The fair value of these investments were NT$2,009 million, NT$2,142 million and NT$1,629 million, as of September 30, 2018, December 31, 2017 and September 30, 2017, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants.  Shares of profit or loss of these associates and joint ventures amounted to NT$17 million, NT$197 million, NT$364 million and NT$156 million for the three-month and nine-month periods ended September 30, 2018 and 2017, respectively.  Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$(54) million, NT$171 million, NT$84 million and NT$1,311 million for the three-month and nine-month periods ended September 30, 2018 and 2017, respectively.  The balances of investments accounted for under the equity method were NT$9,875 million, NT$8,998 million and NT$8,480 million as of September 30, 2018, December 31, 2017 and September 30, 2017, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.    Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company.  When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss).  Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and nine-month periods ended September 30, 2018 and 2017 were NT$1 million, NT$(0) million, NT$8 million and NT$60 million, respectively, which were not included in the following table.

(i)       The aggregate amount of the Company’s share of its associates that are accounted for using the equity method was as follows:

	For the three-month periods ended September 30,
	2018	2017
Income (loss) from continuing operations	$193,182	$204,834
Income (loss) from discontinued operations after income tax	-	-
Other comprehensive income (loss)	(224,949)	131,115
Total comprehensive income (loss)	$(31,767)	$335,949

	For the nine-month periods ended September 30,
	2018	2017
Income (loss) from continuing operations	$480,333	$116,086
Income (loss) from discontinued operations after income tax	-	80,248
Other comprehensive income (loss)	(93,802)	1,271,288
Total comprehensive income (loss)	$386,531	$1,467,622

(ii)     The aggregate amount of the Company’s share of its joint ventures that are accounted for using the equity method were nil for the three-month and nine-month periods ended September 30, 2018 and 2017.

c.    One of UMC’s associates, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of September 30, 2018, December 31, 2017 and September 30, 2017.  Another associate, YANN YUAN INVESTMENT CO., LTD., held 172 million shares of UMC’s stock as of September 30, 2018, December 31, 2017 and September 30, 2017.

(9)   Property, Plant and Equipment

	As of
	September 30, 2018	December 31, 2017	September 30, 2017
Land	$1,314,402	$1,314,402	$1,314,402
Buildings	20,196,577	21,112,807	20,980,018
Machinery and equipment	147,087,224	160,497,062	166,395,709
Transportation equipment	16,973	18,751	20,205
Furniture and fixtures	1,931,123	2,038,816	2,079,852
Leasehold improvement	4,618	4,353	6,906
Construction in progress and equipment awaiting inspection	7,165,517	20,755,490	16,569,898
Net	$177,716,434	$205,741,681	$207,366,990

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2018	$1,314,402	$38,073,660	$826,268,919	$75,782	$7,675,798	$52,557	$20,761,439	$894,222,557
Additions	-	-	-	-	-	-	11,667,816	11,667,816
Disposals	-	(51,504)	(1,854,826)	(11,090)	(32,704)	-	-	(1,950,124)
Transfers and reclassifications	-	408,898	24,550,183	3,221	326,499	2,050	(25,263,730)	27,121
Exchange effect	-	(161,749)	946,443	(145)	(16,341)	736	5,941	774,885
As of September 30, 2018	$1,314,402	$38,269,305	$849,910,719	$67,768	$7,953,252	$55,343	$7,171,466	$904,742,255
	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2017	$1,314,402	$37,042,323	$785,442,975	$78,314	$6,826,957	$69,245	$45,048,631	$875,822,847
Additions	-	-	-	-	-	-	20,914,841	20,914,841
Disposals	-	-	(1,916,769)	(5,774)	(28,327)	-	-	(1,950,870)
Transfers and reclassifications	-	936,608	49,207,932	4,266	827,865	1,529	(48,789,917)	2,188,283
Exchange effect	-	(376,133)	(9,339,330)	(839)	(26,656)	(2,745)	(597,708)	(10,343,411)
As of September 30, 2017	$1,314,402	$37,602,798	$823,394,808	$75,967	$7,599,839	$68,029	$16,575,847	$886,631,690

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2018	$-	$16,960,853	$665,771,857	$57,031	$5,636,982	$48,204	$5,949	$688,480,876
Depreciation	-	1,150,336	36,501,464	4,621	398,201	1,734	-	38,056,356
Disposals	-	(50,164)	(1,815,637)	(11,011)	(18,049)	-	-	(1,894,861)
Transfers and reclassifications	-	299	(3,187)	-	2,888	-	-	-
Exchange effect	-	11,404	2,368,998	154	2,107	787	-	2,383,450
As of September 30, 2018	$-	$18,072,728	$702,823,495	$50,795	$6,022,129	$50,725	$5,949	$727,025,821

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2017	$-	$15,612,462	$629,903,740	$56,356	$5,198,998	$61,938	$5,949	$650,839,443
Depreciation	-	1,121,592	36,767,157	4,206	371,864	1,870	-	38,266,689
Disposals	-	-	(1,914,362)	(5,774)	(28,125)	-	-	(1,948,261)
Transfers and reclassifications	-	-	(3,277)	1,587	1,690	-	-	-
Exchange effect	-	(111,274)	(7,754,159)	(613)	(24,440)	(2,685)	-	(7,893,171)
As of September 30, 2017	$-	$16,622,780	$656,999,099	$55,762	$5,519,987	$61,123	$5,949	$679,264,700

Please refer to Note 8 for property, plant and equipment pledged as collateral.

(10) Intangible Assets

	As of
	September 30, 2018	December 31, 2017	September 30, 2017
Goodwill	$15,188	$15,188	$15,188
Software	575,457	410,712	409,076
Patents and technology license fees	1,715,143	2,102,561	2,209,616
Others	900,863	1,259,048	1,238,707
Net	$3,206,651	$3,787,509	$3,872,587

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2018	$15,188	$1,080,726	$4,687,751	$3,565,705	$9,349,370
Additions	-	-	214,278	480,273	694,551
Disposals	-	(343,613)	-	(918,923)	(1,262,536)
Reclassifications	-	419,769	-	-	419,769
Exchange effect	-	(9,733)	(303,584)	(0)	(313,317)
As of September 30, 2018	$15,188	$1,147,149	$4,598,445	$3,127,055	$8,887,837

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2017	$15,188	$903,993	$4,534,340	$3,429,640	$8,883,161
Additions	-	2,932	39,002	854,208	896,142
Disposals	-	(56,334)	-	(903,176)	(959,510)
Reclassifications	-	191,241	-	-	191,241
Exchange effect	-	(8,048)	110,641	5	102,598
As of September 30, 2017	$15,188	$1,033,784	$4,683,983	$3,380,677	$9,113,632

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2018	$-	$670,014	$2,585,190	$2,306,657	$5,561,861
Amortization	-	250,399	346,701	838,459	1,435,559
Disposals	-	(343,613)	(55)	(918,924)	(1,262,592)
Exchange effect	-	(5,108)	(48,534)	0	(53,642)
As of September 30, 2018	$-	$571,692	$2,883,302	$2,226,192	$5,681,186

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2017	$-	$433,537	$2,143,372	$2,217,949	$4,794,858
Amortization	-	251,617	363,106	827,192	1,441,915
Disposals	-	(56,334)	-	(903,176)	(959,510)
Exchange effect	-	(4,112)	(32,111)	5	(36,218)
As of September 30, 2017	$-	$624,708	$2,474,367	$2,141,970	$5,241,045

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended September 30,
	2018	2017
Operating costs	$210,514	$204,848
Operating expenses	$248,116	$242,962

	For the nine-month periods ended September 30,
	2018	2017
Operating cost	$556,393	$599,514
Operating expense	$879,166	$842,401

(11) Short-Term Loans

	As of
	September 30, 2018	December 31, 2017	September 30, 2017
Unsecured bank loans	$7,365,132	$19,159,298	$17,093,638
Unsecured other loans	7,452,672	6,286,242	5,575,968
Total	$14,817,804	$25,445,540	$22,669,606

	For the nine-month periods ended September 30,
	2018	2017
Interest rates applied	0.00%~4.35%	0.00%~4.35%

The Company’s unused short-term lines of credit amounted to NT$72,681 million, NT$62,057 million and NT$60,322 million as of September 30, 2018, December 31, 2017 and September 30, 2017, respectively.

(12) Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	September 30, 2018	December 31, 2017	September 30, 2017
Forward contracts	$-	$-	$22,361

(13) Hedging financial liabilities, current

	September 30, 2018	December 31, 2017	September 30, 2017
Cash flow hedges-Forward exchange contracts	$64,315	$-	$-

The company designates certain forward exchange contracts to partially hedge foreign currency exchange rate risks associated with a certain highly probable forecast transaction, the purchase of remaining outstanding shares of MIFS in JPY.

The following tables summarize the information relating to the hedges for foreign currency exchange risk as of September 30, 2018

Hedging Instruments	Contract Amount	Maturity	Change in fair value used for measuring ineffectiveness for the period

Forward exchange contracts	Buy JPY 10,000 million	2018.09.05~2018.12.13	$64,315

Hedged Items	Change in fair value used for measuring ineffectiveness	Cash flow hedge reserve

Cash flow hedges - forecast transactions	$(64,315)	$(64,315)

As of December 31, 2017 and September 30, 2017: None.

(14) Bonds Payable

	As of
	September 30, 2018	December 31, 2017	September 30, 2017
Unsecured domestic bonds payable	$23,700,000	$31,200,000	$25,800,000
Unsecured convertible bonds payable	18,196,332	18,196,332	18,196,332
Less: Discounts on bonds payable	(608,954)	(878,701)	(961,449)
Total	41,287,378	48,517,631	43,034,883
Less: Current portion	(2,498,775)	(24,841,770)	(24,754,018)
Net	$38,788,603	$23,675,861	$18,280,865

A.  UMC issued domestic unsecured corporate bonds.  The terms and conditions of the bonds were as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In early June 2012	NT$2,500 million	1.63%	Interest will be paid annually and the principal will be repayable in June 2019 upon maturity.
Five-year	In mid-March 2013	NT$7,500 million	1.35%	Interest will be paid annually and the principal has been fully repaid in mid-March 2018.
Seven-year	In mid-March 2013	NT$2,500 million	1.50%	Interest will be paid annually and the principal will be repayable in March 2020 upon maturity.
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest will be paid annually and the principal will be repayable in June 2021 upon maturity.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest will be paid annually and the principal will be repayable in March 2022 upon maturity.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.

B.  On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds were as follows:

a.  Issue Amount: US$600 million

b.  Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

c.  Redemption:

i.   UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.  UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii. UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv. All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.

v.  Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi. In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.  Terms of Conversion:

i.   Underlying Securities: Ordinary shares of UMC

ii.  Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii. Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price was NT$14.8157 per share on September 30, 2018.

e.  Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.   UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.  The bondholders shall have exercised the conversion right before maturity; or

iii. The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

(15) Long-Term Loans

a.    Details of long-term loans as of September 30, 2018, December 31, 2017 and September 30, 2017 are as follows:

	As of
Lenders	September 30, 2018	December 31, 2017	September 30, 2017	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$1,000	$4,000	$5,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	6,560	8,200	8,746	Effective July 3, 2017 to July 5, 2021. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	-	16,853	22,471	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	6,851	10,276	11,418	Effective February 13, 2015 to February 13, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	9,368	13,382	14,721	Effective April 28, 2015 to April 28, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	$3,435	$4,724	$5,153	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	86,216	95,135	98,108	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	1,033	1,476	1,624	Effective October 28, 2015 to April 28, 2020. Interest-only payment for the first half year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (7)	3,123	4,165	4,512	Effective November 20, 2015 to November 20, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from KGI Bank	58,500	-	-	Effective June 28, 2018 to February 23, 2023. Interest-only payment for the first year. Principal is repaid in 9 semi-annual payments with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	300,000	300,000	300,000	Repayable quarterly from March 23, 2019 to December 23, 2021 with monthly interest payments.
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	747,900	1,246,500	1,246,500	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank	118,589	474,356	592,945	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Unsecured Long-Term Loan from E. Sun Bank	-	-	55,555	Repayable quarterly from December 24, 2015 to December 24, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	-	-	237,500	Repayable quarterly from March 24, 2016 to December 24, 2017 with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others	30,341,081	29,989,811	30,294,933	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annual payments with semi-annual interest payments.
Unsecured Revolving Loan from CTBC Bank(Note)	$-	$-	$2,500,000	Settlement due on January 25, 2021 with monthly interest payments.
Subtotal	31,683,656	32,168,878	35,399,186
Less: Administrative expenses from syndicated loans	(2,266)	(3,542)	(3,967)
Less: Current portion	(3,011,005)	(2,522,052)	(1,320,177)
Total	$28,670,385	$29,643,284	$34,075,042

	For the nine-month periods ended September 30,
	2018	2017
Interest Rates	0.99%~5.20%	0.99%~4.66%

Note:     UMC entered into a 5-year loan agreement with CTBC Bank, effective from January 25, 2016.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, January 25, 2021.  As of September 30, 2018, December 31, 2017 and September 30, 2017, the unused line of credit were NT$2.5 billion, NT$2.5 billion and nil, respectively.

b.  Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(16) Post-Employment Benefits

a.  Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. (the Act) is a defined contribution plan.  Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts.  Pension benefits for employees of the Singapore branch and subsidiaries overseas were provided in accordance with the local regulations.  A total of NT$341 million, NT$324 million, NT$1,006 million and NT$938 million were contributed by the Company for the three-month and nine-month periods ended September 30, 2018 and 2017, respectively.

b.  Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units.  The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee.  The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements.  Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.  For the three-month and nine-month periods ended September 30, 2018 and 2017, total pension expenses of NT$17 million, NT$20 million, NT$52 million and NT$60 million, respectively, were recognized by the Company.

(17) Deferred Government Grants

	As of
	September 30, 2018	December 31, 2017	September 30, 2017
Beginning balance	$14,595,546	$9,297,371	$9,297,371
Arising during the period	6,996,355	6,755,920	1,899,096
Recorded in profit or loss:
Other operating income	(2,894,256)	(1,469,616)	(834,190)
Exchange effect	(539,940)	11,871	(94,960)
Ending balance	$18,157,705	$14,595,546	$10,267,317

Current	$3,833,287	$2,821,467	$1,936,696
Noncurrent	14,324,418	11,774,079	8,330,621
Total	$18,157,705	$14,595,546	$10,267,317

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment, and recorded in the net other operating income and expenses.

(18) Refund Liabilities

As of September 30, 2018
Refund liabilities	$1,233,259

Under IFRS 15, the Company’s allowance for sales returns and discounts are presented as refund liabilities as a component of other current liabilities, different from its prior presentation as a contra-account to accounts receivable.

(19) Equity

a.  Capital stock:

i.     UMC had 26,000 million common shares authorized to be issued as of September 30, 2018, December 31, 2017 and September 30, 2017, of which 12,424 million shares, 12,624 million shares and 12,624 million shares were issued as of September 30, 2018, December 31, 2017 and September 30, 2017, respectively, each at a par value of NT$10.

ii.  UMC had 143 million, 144 million and 144 million ADSs, which were traded on the NYSE as of September 30, 2018, December 31, 2017 and September 30, 2017, respectively.  The total number of common shares of UMC represented by all issued ADSs were  717 million shares, 721 million shares and 721 million shares as of September 30, 2018, December 31, 2017 and September 30, 2017, respectively.  One ADS represents five common shares.

iii. On August 27, 2018, UMC cancelled 200 million shares of treasury stock, which were repurchased during the period from March 12 to May 4, 2018, for the purpose of maintaining UMC’s credit and stockholders’ rights and interests.

b.  Treasury stock:

i.   UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market.  The purpose for repurchase, and changes in treasury stock during the nine-month periods ended September 30, 2018 and 2017 are as follows:

For the nine-month period ended September 30, 2018

(In thousands of shares)

Purpose	As of January 1, 2018	Increase	Decrease	As of September 30, 2018
For transfer to employees	400,000	-	200,000	200,000
To maintain UMC’s credit and stockholders’ rights and interests	-	200,000	200,000	-
	400,000	200,000	400,000	200,000

For the nine-month period ended September 30, 2017

(In thousands of shares)

Purpose	As of January 1, 2017	Increase	Decrease	As of September 30, 2017
For transfer to employees	400,000	-	-	400,000

ii.  According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the number of shares of treasury stock that UMC held as of September 30, 2018, December 31, 2017 and September 30, 2017, did not exceed the limit.

iii. In compliance with Securities and Exchange Law of the R.O.C., treasury stock held by the parent company should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv. As of September 30, 2018, December 31, 2017 and September 30, 2017, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock.  The closing price on September 30, 2018, December 31, 2017 and September 30, 2017, were NT$16.15, NT$14.20 and NT$15.00, respectively.

v.  UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.

c.  Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.   Payment of taxes.

ii.  Making up loss for preceding years.

iii. Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.

iv. Appropriating or reversing special reserve by government officials or other regulations.

v.  The remaining, plus the previous year’s unappropriated earnings, shall be distributed according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the stockholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as stockholders’ interest, balancing dividends and UMC’s long-term financial planning.  The Board of Directors shall propose the distribution plan and submit it to the stockholders’ meeting every year.  The distribution of stockholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The distribution of earnings for 2017 and 2016 was approved by the stockholders’ meeting held on June 12, 2018 and June 8, 2017, respectively.  The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2017	2016	2017	2016
Legal reserve	$962,873	$831,566
Cash dividends	8,557,023	6,112,159	$0.70	$0.50

The aforementioned 2017 and 2016 distributions approved by stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on March 7, 2018 and February 22, 2017.

The cash dividend per share for 2017 was adjusted to NT$0.71164307 per share according to the resolution of the Board of Directors’ meeting on June 12, 2018.  The adjustment was made for the decrease in outstanding common shares due to the share repurchase program.

Please refer to Note 6(22) for information on the employees’ compensation and remuneration to directors.

d.  Non-controlling interests:

	For the nine-month periods ended September 30,
	2018	2017
Beginning balance	$956,808	$2,161,729
Impact of retroactive applications	1,597	-
Adjusted beginning balance	958,405	2,161,729
Attributable to non-controlling interests:
Net loss	(3,136,411)	(2,419,109)
Other comprehensive income (loss)	(114,587)	(100,777)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	-	(1,099,544)
Changes in subsidiaries’ ownership	(279,907)	171,159
Others	3,065,741	2,332,135
Ending balance	$493,241	$1,045,593

(20) Share-Based Payment

In order to attract, retain talents and reward the employees for their productivity and loyalty, the Company carried out a compensation plan to offer 200 million shares of treasury stock to employees in August 2018.  The compensation cost of the shared-based payment is measured at the fair value based on the difference between the closing quoted market price of the shares at grant date and the cash received from employees.  The closing quoted market price of the Company’s shares on the grant date was NT$16.95 per share.  For the stocks vested on the date of grant, the Company recognizes the entire compensation cost on the grant date, while for the stocks with requisite service conditions to vest at the end of one or two-years from the date of grant, the Company recognizes the compensation cost on a straight-line basis over the period in which the services conditions are fulfilled, together with a corresponding increase in other capital reserves in equity.  As such, for the three-month and nine-month periods ended September 30, 2018, total compensation expenses of NT$575 million and NT$575 million, respectively, were recognized by the Company.

(21) Operating Revenues

a.  Disaggregation of revenue

i.   By operating segments

	For the three-month period ended September 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Contract revenue from customers	$39,328,727	$59,854	$39,388,581	$(1,925)	$39,386,656

The timing of revenue recognition:
The revenue recognized at a point in time	$38,209,497	$59,854	$38,269,351	$(1,925)	$38,267,426
The revenue recognized over time	1,119,230	-	1,119,230	-	1,119,230
Total	$39,328,727	$59,854	$39,388,581	$(1,925)	$39,386,656

	For the nine-month period ended September 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Contract revenue from customers	$115,532,965	$218,559	$115,751,524	$(16,154)	$115,735,370

The timing of revenue recognition:
The revenue recognized at a point in time	$111,322,363	$218,559	$111,540,922	$(16,154)	$111,524,768
The revenue recognized over time	4,210,602	-	4,210,602	-	4,210,602
Total	$115,532,965	$218,559	$115,751,524	$(16,154)	$115,735,370

ii.  By geography

	For the three-month period ended September 30, 2018
	Taiwan	Singapore	China (includes Hong Kong)	Japan	USA	Europe	Others	Total
Contract revenue from customers	$14,688,146	$5,805,252	$4,823,514	$1,620,403	$5,546,143	$4,039,275	$2,863,923	$39,386,656

The timing of revenue recognition:
The revenue recognized at a point in time	$14,676,677	$5,790,666	$4,014,927	$1,619,431	$5,541,445	$3,761,372	$2,862,908	$38,267,426
The revenue recognized over time	11,469	14,586	808,587	972	4,698	277,903	1,015	1,119,230
Total	$14,688,146	$5,805,252	$4,823,514	$1,620,403	$5,546,143	$4,039,275	$2,863,923	$39,386,656

	For the nine-month period ended September 30, 2018
	Taiwan	Singapore	China (includes Hong Kong)	Japan	USA	Europe	Others	Total
Contract revenue from customers	$41,321,445	$19,457,272	$15,036,171	$3,989,963	$17,342,917	$10,330,463	$8,257,139	$115,735,370
The timing of revenue recognition:
The revenue recognized at a point in time	$41,198,069	$19,431,391	$11,705,571	$3,984,890	$17,325,302	$9,624,165	$8,255,380	$111,524,768
The revenue recognized over time	123,376	25,881	3,330,600	5,073	17,615	706,298	1,759	4,210,602
Total	$41,321,445	$19,457,272	$15,036,171	$3,989,963	$17,342,917	$10,330,463	$8,257,139	$115,735,370

	For the three-month period ended September 30,	For the nine-month period ended September 30,
	2017	2017
Net sales
Sale of goods	$36,406,227	$108,463,094
Other operating revenues
Royalty	3,894	6,817
Mask tooling	692,926	2,432,298
Others	595,154	1,751,823
Net operating revenues	$37,698,201	$112,654,032

Note:                       The Company adopted IFRS 15 on January 1, 2018.  The Company elected not to restate prior periods in accordance with the transition provision in IFRS 15.

b.  Contract balances

i.   Contract assets, current

	As of
	September 30, 2018	January 1, 2018	Differences
Sales of goods and services	$338,096	$129,042	$209,054

As of September 30, 2018, the Company has an unconditional right to receive the consideration in the contract of to NT$126 million and transferred to accounts receivables at the reporting date.

ii.  Contract liabilities, current

	As of
	September 30, 2018	January 1, 2018	Differences
Sales of goods and services	$1,978,822	$3,951,414	$(1,972,592)

As of September 30, 2018, NT$3,697 million included in the current contract liability balance at the beginning of the period was recognized as revenue during the period.

c.  The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$3,288 million as of September 30, 2018, which will be recognized as revenue no later than 2020.  An estimate of the transaction price would not include any estimated amounts of variable consideration that are constrained.

d.  Asset recognized from the cost to fulfil a contract with customer

As of September 30, 2018, the Company recognized the cost to fulfil a non-recurring engineering contract and cost for joint technology development that are eligible for capitalization as assets amounted to NT$387 million.

(22) Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended September 30,
	2018			2017
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$4,662,541	$2,171,653	$6,834,194	$4,170,336	$1,726,044	$5,896,380
Labor and health insurance	238,079	110,657	348,736	225,703	97,456	323,159
Pension	271,624	86,907	358,531	259,410	84,627	344,037
Other employee benefit expenses	72,214	23,594	95,808	70,372	28,251	98,623
Depreciation	11,740,362	683,438	12,423,800	12,139,551	810,056	12,949,607
Amortization	250,324	252,733	503,057	232,687	265,596	498,283

	For the nine-month periods ended September 30,
	2018			2017
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$13,325,703	$5,553,092	$18,878,795	$12,335,317	$5,195,822	$17,531,139
Labor and health insurance	681,075	282,200	963,275	668,990	291,637	960,627
Pension	806,335	251,234	1,057,569	752,205	245,298	997,503
Other employee benefit expenses	205,261	66,798	272,059	176,904	69,366	246,270
Depreciation	35,952,147	1,978,729	37,930,876	35,790,644	2,375,089	38,165,733
Amortization	650,457	927,955	1,578,412	683,710	921,551	1,605,261

According to UMC’s Articles of Incorporation, the employees’ compensation and directors’ remuneration shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.1% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses.  The aforementioned employees’ compensation will be distributed in shares or cash.  The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation.  Directors may only receive compensation in cash.  UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees’ and director’s compensation and report to the stockholders’ meeting for such distribution.

The Company estimates the amounts of the employees’ compensation and remuneration to directors and recognizes them in the profit or loss during the periods when earned for the nine-month periods ended September 30, 2018 and 2017.  The Board of Directors estimated the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages.  If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting.  If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.  The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year.

The distributions of employees’ compensation and remuneration to directors for 2017 and 2016 were reported to the stockholders’ meeting on June 12, 2018 and June 8, 2017, respectively.  The details of distribution are as follows:

	2017	2016
Employees’ compensation – Cash	$1,032,324	$930,551
Directors’ remuneration	11,452	9,714

The aforementioned 2017 and 2016 employees’ compensation and remuneration to directors reported during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on March 7, 2018 and February 22, 2017.

Information relevant to the aforementioned employees’ compensation and remuneration to directors can be obtained from the “Market Observation Post System” on the website of the TWSE.

(23) Net Other Operating Income and Expenses

	For the three-month periods ended September 30,
	2018	2017
Net rental loss from property	$(49,583)	$(48,202)
Gain on disposal of property, plant and equipment	41,040	30,909
Government grants	1,295,565	453,281
Others	(71,970)	4,412
Total	$1,215,052	$440,400

	For the nine-month periods ended September 30,
	2018	2017
Net rental loss from property	$(131,954)	$(117,229)
Gain on disposal of property, plant and equipment	125,126	49,229
Government grants	3,977,189	886,661
Others	(59,629)	34,315
Total	$3,910,732	$852,976

(24) Non-Operating Income and Expenses

a.  Other gains and losses

	For the three-month periods ended September 30,
	2018	2017
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$(797,076)	$133,023
Impairment loss on financial assets
Available-for-sale financial assets, noncurrent	-	(167,411)
Financial assets measured at cost, noncurrent	-	(132,344)
Gain on disposal of investments	-	537,966
Others	26,435	28,396
Total	$(770,641)	$399,630

	For the nine-month periods ended September 30,
	2018	2017
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$(532,756)	$512,638
Impairment loss on financial assets
Available-for-sale financial assets, noncurrent	-	(563,532)
Financial assets measured at cost, noncurrent	-	(132,344)
Gain on disposal of investments	12,570	1,298,553
Others	94,832	63,312
Total	$(425,354)	$1,178,627

b.  Finance costs

	For the three-month periods ended September 30,
	2018	2017
Interest expenses
Bonds payable	$172,692	$181,699
Bank loans	452,424	412,872
Others	72,126	36,165
Financial expenses	38,774	30,273
Total	$736,016	$661,009

	For the nine-month periods ended September 30,
	2018	2017
Interest expenses
Bonds payable	$537,535	$566,781
Bank loans	1,324,250	1,135,136
Others	214,477	36,273
Financial expenses	67,848	74,405
Total	$2,144,110	$1,812,595

(25) Components of Other Comprehensive Income (Loss)

	For the three-month period ended September 30, 2018
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses on financial assets at fair value through other comprehensive income	$356,337	$-	$356,337	$(2,054)	$354,283
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	(64,315)	-	(64,315)	12,863	(51,452)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(254,124)	-	(254,124)	39,741	(214,383)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(1,646,056)	-	(1,646,056)	(326)	(1,646,382)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(9,232)	-	(9,232)	(267)	(9,499)
Total other comprehensive income (loss)	$(1,617,390)	$-	$(1,617,390)	$49,957	$(1,567,433)

	For the three-month period ended September 30, 2017
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$49,496	$-	$49,496	$2,042	$51,538
Unrealized gain (loss) on available-for-sale financial assets	(948,288)	(296,848)	(1,245,136)	(5,314)	(1,250,450)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	146,878	(8,509)	138,369	(7,383)	130,986
Total other comprehensive income (loss)	$(751,914)	$(305,357)	$(1,057,271)	$(10,655)	$(1,067,926)

	For the nine-month period ended September 30, 2018
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined-benefit plan	$-	$-	$-	$21,635	$21,635
Unrealized gains or losses on financial assets at fair value through other comprehensive income	1,591,531	-	1,591,531	21,241	1,612,772
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	(64,315)	-	(64,315)	12,863	(51,452)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(123,975)	-	(123,975)	34,697	(89,278)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(643,836)	$408	$(643,428)	$(13,970)	$(657,398)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	17,262	(12,897)	4,365	(448)	3,917
Total other comprehensive income (loss)	$776,667	$(12,489)	$764,178	$76,018	$840,196

	For the nine-month period ended September 30, 2017
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(4,883,304)	$-	$(4,883,304)	$38,860	$(4,844,444)
Unrealized gain (loss) on available-for-sale financial assets	1,380,406	(555,573)	824,833	19,495	844,328
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	1,266,637	102,265	1,368,902	(37,502)	1,331,400
Total other comprehensive income (loss)	$(2,236,261)	$(453,308)	$(2,689,569)	$20,853	$(2,668,716)

(26) Income Tax

a.  The major components of income tax expense for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

i.   Income tax expense recorded in profit or loss

	For the three-month periods ended September 30,
	2018	2017
Current income tax expense (benefit):
Current income tax charge	$247,282	$409,678
Adjustments in respect of current income tax of prior periods	1,965	-
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	213,723	(69,103)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(571,189)	35,116
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	739,884	25,857
Income tax benefit recorded in profit or loss	$631,665	$401,548

	For the nine-month periods ended September 30,
	2018	2017
Current income tax expense (benefit):
Current income tax charge	$456,498	$2,218,331
Adjustments in respect of current income tax of prior periods	(1,115,637)	(365,241)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	1,335,101	(1,276,841)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(2,581,674)	(71,179)
Deferred income tax related to changes in tax rates	(848,223)	-
Adjustment of prior year’s deferred income tax	(2,820)	9,093
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	1,884,733	96,526
Income tax benefit recorded in profit or loss	$(872,022)	$610,689

ii.  Income tax related to components of other comprehensive income (loss)

Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2018	2017
Unrealized gains or losses on financial assets at fair value through other comprehensive income	$(2,054)	$-
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	12,863	-
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	39,741	-
Income tax related to items that will not be reclassified subsequently to profit or loss	$50,550	$-

	For the nine-month periods ended September 30,
	2018	2017
Unrealized gains or losses on financial assets at fair value through other comprehensive income	$8,714	$-
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	12,863	-
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	39,741	-
Deferred income tax related to changes in tax rates	29,118	-
Income tax related to items that will not be reclassified subsequently to profit or loss	$90,436	$-

Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2018	2017
Exchange differences on translation of foreign operations	$(326)	$2,042
Unrealized loss (gain) on available-for-sale financial assets	-	(5,314)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(267)	(7,383)
Income tax related to items that may be reclassified subsequently	$(593)	$(10,655)

	For the nine-month periods ended September 30,
	2018	2017
Exchange differences on translation of foreign operations	$(16,758)	$38,860
Unrealized loss (gain) on available-for-sale financial assets	-	19,495
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(4,895)	(37,502)
Deferred income tax related to changes in tax rates	7,235	-
Income tax related to items that may be reclassified subsequently	$(14,418)	$20,853

iii. Deferred income tax charged directly to equity

	For the three-month periods ended September 30,
	2018	2017
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$-	$(2)
Deferred income tax related to changes in tax rates	-	-
Total	$-	$(2)

	For the nine-month periods ended September 30,
	2018	2017
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$-	$(2)
Deferred income tax related to changes in tax rates	(56,759)	-
Total	$(56,759)	$(2)

b.  The Company is subject to taxation in Taiwan and other foreign jurisdictions.  As of September 30, 2018, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2014, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2010.

c.  According to the amendments to the R.O.C. Income Tax Act, effective from 2018, the corporate income tax rate is raised from 17% to 20%, and the 10% undistributed earnings tax is lowered to 5%.

(27) Earnings Per Share

a.  Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent company by the weighted-average number of ordinary shares outstanding during the year.  The reciprocal stockholdings held by subsidiaries are deducted from the computation of weighted-average number of shares outstanding.

	For the three-month periods ended September 30,
	2018	2017
Net income attributable to the parent company	$1,720,426	$3,472,656
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,053,892	12,208,240
Earnings per share-basic (NTD)	$0.14	$0.28

	For the nine-month periods ended September 30,
	2018	2017
Net income attributable to the parent company	$8,779,603	$7,857,683
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,101,201	12,208,240
Earnings per share-basic (NTD)	$0.73	$0.64

b.  Earnings per share-diluted

Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  The net income attributable to ordinary equity holders of the parent company would be also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds.  For employees’ compensation that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.

	For the three-month periods ended September 30,
	2018	2017
Net income attributable to the parent company	$1,720,426	$3,472,656
Effect of dilution
Unsecured convertible bonds	71,021	72,208
Income attributable to stockholders of the parent	$1,791,447	$3,544,864
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,053,892	12,208,240
Effect of dilution
Employees’ compensation	57,464	39,013
Unsecured convertible bonds	1,243,600	1,193,935
Weighted-average number of common stocks after dilution (thousand shares)	13,354,956	13,441,188

Diluted earnings per share (NTD)	$0.13	$0.26

	For the nine-month periods ended September 30,
	2018	2017
Net income attributable to the parent company	$8,779,603	$7,857,683
Effect of dilution
Unsecured convertible bonds	211,979	215,526
Income attributable to stockholders of the parent	$8,991,582	$8,073,209
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,101,201	12,208,240
Effect of dilution
Employees’ compensation	74,835	54,098
Unsecured convertible bonds	1,243,600	1,193,935
Weighted-average number of common stocks after dilution (thousand shares)	13,419,636	13,456,273

Diluted earnings per share (NTD)	$0.67	$0.60

(28) Reconciliation of Liabilities Arising from Financing Activities

For the nine-month period ended September 30, 2018:

			Non-cash changes
Items	As of January 1, 2018	Cash Flows	Foreign exchange	Others (Note)	As of September 30, 2018
Short-term loans	$25,445,540	$(10,469,203)	$(370,226)	$211,693	$14,817,804
Long-term loans (current portion included)	32,165,336	(836,491)	351,270	1,275	31,681,390
Bonds payable (current portion included)	48,517,631	(7,500,000)	-	269,747	41,287,378
Guarantee deposits (current portion included)	564,576	(69,201)	25,421	-	520,796
Other financial liabilities-noncurrent	20,486,119	-	(610,627)	287,052	20,162,544

Note:  Other non-cash changes mainly consisted of amortization of short-term loans, bonds payable and other financial liabilities-noncurrent using the EIR method.

For the nine-month period ended September 30, 2017: Not applicable.

7.    RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)      Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
JINING SUNRICH SOLARENERGY CORPORATION	Joint venture’s subsidiary
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
SUBTRON TECHNOLOGY CO., LTD.	Subsidiary’s supervisor
PHOTRONICS DNP MASK CORPORATION	Other related parties
TRIKNIGHT CAPITAL CORPORATION	Associate

(2)      Significant related party transactions

a.  Operating transactions

Operating revenues

	For the three-month periods ended September 30,
	2018	2017
Associates	$484,916	$304,010
Joint ventures	13	3,118
Others	11,390	5,129
Total	$496,319	$312,257

	For the nine-month periods ended September 30,
	2018	2017
Associates	$990,056	$1,136,946
Joint ventures	4,290	9,307
Others	20,488	17,667
Total	$1,014,834	$1,163,920

Accounts receivable, net

	As of
	September 30, 2018	December 31, 2017	September 30, 2017
Associates	$324,322	$84,839	$198,780
Joint ventures	-	1,051	1,021
Others	10,276	7,908	4,003
Total	334,598	93,798	203,804
Less: Allowance for sales returns and discounts	-	(2,733)	(3,531)
Net	$334,598	$91,065	$200,273

The sales price to the above related parties was determined through mutual agreement in reference to market conditions.  The collection periods for domestic sales to related parties were month-end 30~60 days, while the collection periods for overseas sales was net 30~60 days.

Refund liabilities (within current liabilities-others)

As of September 30, 2018
Associates	$1,218
Others	61
Total	$1,279

b.    Significant asset transactions

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended September 30,
	2018	2017
Associates	$24,628	$69,321

	Purchase price
	For the nine-month periods ended September 30,
	2018	2017
Associates	$131,630	$242,260

Acquisition of investments accounted for under the equity method

	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
For the three-month periods ended September 30, 2018
Associates	-	None	$-

	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			For the nine-month periods ended September 30, 2018
Associates	84,000	Stock	$840,000

For the three-month and nine-month periods ended September 30, 2017: None.

Disposal of financial assets

For the three-month and nine-month periods ended September 30, 2018: None.

For the three-month period ended September 30, 2017
	Trading Volume (In thousands of shares)	Transaction underlying	Disposal amount	Disposal (loss) gain
Others	-	None	$-	$-

			For the nine-month period ended September 30, 2017
	Trading Volume (In thousands of shares)	Transaction underlying	Disposal amount	Disposal (loss) gain
Others	6,489	ASIA PACIFIC MICROSYSTEMS, INC.	$50,745	$(13,753)

c.     Others

Mask expenditure

	For the three-month periods ended September 30,
	2018	2017
Others	$408,590	$382,786

	For the nine-month periods ended September 30,
	2018	2017
Others	$1,242,619	$495,510

Other payables of mask expenditure

	As of
	September 30, 2018	December 31, 2017	September 30, 2017
Others	$536,398	$580,789	$461,860

d.    Key management personnel compensation

	For the three-month periods ended September 30,
	2018	2017
Short-term employee benefits	$196,162	$104,868
Post-employment benefits	2,494	728
Termination benefits	-	6,957
Share-based payment	272,542	17
Others	148	68
Total	$471,346	$112,638

	For the nine-month periods ended September 30,
	2018	2017
Short-term employee benefits	$335,034	$263,399
Post-employment benefits	3,937	2,593
Termination benefits	-	6,957
Share-based payment	272,575	52
Others	288	227
Total	$611,834	$273,228

8.    ASSETS PLEDGED AS COLLATERAL

As of September 30, 2018, December 31, 2017 and September 30, 2017

	Amount
	As of
	September 30, 2018	December 31, 2017	September 30, 2017	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Bank deposit and Time deposit)	$960,042	$972,827	$1,145,933	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	237,358	246,008	257,075	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	19,579	20,991	-	Science Park Administration	Collateral for dormitory lease
Refundable Deposits (Time deposit)	800	800	-	Science Park Administration	Industry-university cooperative research project performance guarantees
Refundable Deposits (Time deposit)	$37,084	$37,084	$37,084	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,000,000	-	-	Bank of China	Bank performance guarantee
Buildings	5,849,150	6,083,976	5,649,678	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	27,142,213	32,428,768	33,881,009	Taiwan Cooperative Bank, Mega International Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Other noncurrent assets	308,412	323,001	323,933	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$35,554,638	$40,113,455	$41,294,712

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)      As of September 30, 2018, amounts available under unused letters of credit for importing machinery and equipment was NT$0.5 billion.

(2)      As of September 30, 2018, the Company entrust financial institutes to open performance guarantee amounted to NT$1.6 billion.

(3)      The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$11.8 billion.  As of September 30, 2018, the portion of royalties and development fees not yet recognized was NT$0.9 billion.

(4)      The Company entered into several construction contracts for the expansion of its operations.  As of September 30, 2018, these construction contracts amounted to approximately NT$2.8 billion and the portion of the contracts not yet recognized was approximately NT$0.8 billion.

(5)      The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2038.  Future minimum lease payments under those leases are as follows:

Year	As of September 30, 2018
2018	$103,235
2019	375,492
2020	370,773
2021	357,377
2022	361,572
2023 and thereafter	3,212,462
Total	$4,780,911

(6)      The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services.  As of September 30, 2018, the Company obtained R.O.C. government authority’s approval for the investment and invested RMB 8.3 billion in USC, representing ownership interest of 65.22%.   Furthermore, based on the agreement, UMC is committed to repurchase from the other investors’ investments in USC at their original investment cost plus interest, beginning from the seventh year following the last instalment payment made by the other investors.  Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period.  At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests.  Any difference between the financial liability and the non-controlling interests balance is recognized in equity.

(7)      On July 1, 2016, INTERNATIONAL BUSINESS MACHINES CORPORATION (IBM) filed a complaint in the United States District Court for the Southern District of New York accusing that UMC did not pay the technology license fees in accordance with the technology license agreement and claimed US$10 million with interest of 12% per annum.  UMC is appealing an unfavorable judgment issued on September 15, 2017 by the United States District Court of Southern District of New York for the subject matter.  The Company does not expect material adverse financial impact resulting from this claim.

(8)   In 2017, the Taichung District Prosecutors Office requested the local court to impose a fine to UMC based on the allegation of misappropriation of trade secret of MICRON TECHNOLOGY INC. (“MICRON”).  In addition, MICRON filed a civil lawsuit against UMC with the District Court of Northern District of California for the similar cause.  On January 12, 2018, UMC filed counterclaims against MICRON with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO. for patent infringement.  On July 3, 2018, the Fuzhou Intermediate People’s Court issued a ruling against the aforementioned two defendant companies, ruling that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC.  The lawsuit filed by UMC is still on trial.

10.  SIGNIFICANT DISASTER LOSS

None.

11.  SIGNIFICANT SUBSEQUENT EVENTS

None.

12.  OTHERS

(1)   Categories of financial instruments

	As of
Financial Assets	September 30, 2018	December 31, 2017	September 30, 2017
Non-derivative financial instruments
Financial assets at fair value through profit or loss	$12,905,629	$876,318	$1,015,332
Financial assets at fair value through other comprehensive income	11,722,990	-	-
Available-for-sale financial assets	-	20,636,332	21,055,861
Financial assets measured at cost	-	2,218,472	2,530,440
Financial assets measured at amortized cost
Cash and cash equivalents (excludes cash on hand)	81,513,592	81,670,212	69,934,218
Receivables	26,883,480	22,149,072	23,631,871
Refundable deposits	2,775,848	1,903,041	2,090,029
Other financial assets, current	1,585,700	2,645,003	1,480,280
Subtotal	112,758,620	108,367,328	97,136,398
Derivative financial instruments
Financial assets at fair value through profit or loss	25,376	31,605	2,146
Total	$137,412,615	$132,130,055	$121,740,177

	As of
Financial Liabilities	September 30, 2018	December 31, 2017	September 30, 2017
Non-derivative financial instruments
Financial liabilities measured at amortized cost
Short-term loans	$14,817,804	$25,445,540	$22,669,606
Payables	21,723,753	24,274,413	23,595,876
Guarantee deposits (current portion included)	520,796	564,576	639,946
Bonds payable (current portion included)	41,287,378	48,517,631	43,034,883
Long-term loans (current portion included)	31,681,390	32,165,336	35,395,219
Other financial liabilities-noncurrent	20,162,544	20,486,119	20,342,777
Subtotal	130,193,665	151,453,615	145,678,307
Derivative financial instruments
Financial liabilities at fair value through profit or loss	-	-	22,361
Hedging financial liabilities	64,315	-	-
Total	$130,257,980	$151,453,615	$145,700,668

(2)   Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(3)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward exchange contracts for uncertain commitments.  The Company designates certain forward currency contracts as cash flow hedges to hedge its exposure to foreign currency exchange risk associated with certain highly probable forecast transactions. On the basis of assessment, the Company expects that the value of forward currency exchange contracts and the value of the hedged transactions will change systematically in opposite directions in foreign exchange rates. Hedge ineffectiveness in these hedging relationships mainly arises from the counterparties’ credit risk, impacting the fair value movements of the hedging instruments and hedged items. No other sources of ineffectiveness emerged from these hedging relationships.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2018 and 2017 decrease/increase by NT$1,132 million and NT$230 million, respectively.  When RMB strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2018 and 2017 increase/decrease by NT$2,855 million and NT$3,493 million, respectively.  When NTD strengthens/weakens against JPY by 10%, the other comprehensive income for the nine-month periods ended September 30, 2018 and 2017 increase/decrease by NT$272 million and nil.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates.  All of the Company’s bonds have fixed interest rates and are measured at amortized cost.  As such, changes in interest rates would not affect the future cash flows.  On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.  Please refer to Note 6(11), 6(14) and 6(15) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the nine-month periods ended September 30, 2018 and 2017 to decrease/increase by NT$35 million and NT$44 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets.  The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, which are subsequently measured using a valuation model and financial assets measured at cost.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the nine-month periods ended September 30, 2018 and 2017 by NT$204 million and NT$37 million, respectively.  A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the nine-month period ended September 30, 2018 by NT$400 million.  A change of 5% in the price of the aforementioned available-for-sale financial instruments of listed companies could increase/decrease the Company’s other comprehensive income for the nine-month period ended September 30, 2017 by NT$505 million.

(4)   Credit risk management

The Company only trades with approved and creditworthy third parties.  Where the Company trades with third parties which have less favorable financial positions, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions.  The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of September 30, 2018, December 31, 2017 and September 30, 2017, accounts receivable from the top ten customers represent 53%, 54% and 58% of the total accounts receivables of the Company, respectively.  The credit concentration risk of other accounts receivables is insignificant.

(5)   Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of September 30, 2018
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$14,873,085	$-	$-	$-	$14,873,085
Payables	20,986,750	-	-	106,601	21,093,351
Guarantee deposits	36,305	13,973	30,580	439,938	520,796
Bonds payable	2,985,938	23,205,788	8,506,918	8,594,758	43,293,402
Long-term loans	4,472,060	9,644,761	15,413,967	8,850,434	38,381,222
Other financial liabilities	843	-	17,345,840	4,336,692	21,683,375
Total	$43,354,981	$32,864,522	$41,297,305	$22,328,423	$139,845,231

Derivative financial liabilities
Hedging instruments- Forward exchange contracts
Net settlement -outflow	$(64,315)	$-	$-	$-	$(64,315)

	As of December 31, 2017
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$25,622,430	$-	$-	$-	$25,622,430
Payables	23,807,378	-	-	104,755	23,912,133
Guarantee deposits	95,085	14,071	29,876	425,544	564,576
Bonds payable	26,321,530	5,564,967	10,590,265	8,689,971	51,166,733
Long-term loans	3,855,962	8,728,249	13,397,515	13,450,444	39,432,170
Other financial liabilities	-	-	13,402,849	8,935,552	22,338,401
Total	$79,702,385	$14,307,287	$37,420,505	$31,606,266	$163,036,443

	As of September 30, 2017
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$22,861,569	$-	$-	$-	$22,861,569
Payables	22,932,397	-	-	106,758	23,039,155
Guarantee deposits	172,385	13,989	30,350	423,222	639,946
Bonds payable	26,182,293	5,470,089	8,506,749	5,244,661	45,403,792
Long-term loans	2,671,823	8,665,756	14,339,389	17,791,281	43,468,249
Other financial liabilities	-	-	13,370,785	8,914,175	22,284,960
Total	$74,820,467	$14,149,834	$36,247,273	$32,480,097	$157,697,671

Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$422,645	$-	$-	$-	$422,645
Outflow	(424,724)	-	-	-	(424,724)
Net	(2,079)	-	-	-	(2,079)
Net settlement -outflow	(20,282)	-	-	-	(20,282)
Total	$(22,361)	$-	$-	$-	$(22,361)

(6)   Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency.  The details of forward exchange contracts entered into by UMC are summarized as follows:

As of September 30, 2018

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 96 million	September 4, 2018~ October 9, 2018

As of December 31, 2017: None.

As of September 30, 2017

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 206 million	September 19, 2017~ October 12, 2017

(7)   Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 —    Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 —    Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 —    Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.  Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of September 30, 2018
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$367,009	$55,317	$-	$422,326
Financial assets at fair value through profit or loss, noncurrent	4,181,431	42,652	8,284,596	12,508,679
Financial assets at fair value through other comprehensive income, noncurrent	7,996,582	-	3,726,408	11,722,990
Financial liabilities:
Hedging financial liabilities, current	-	64,315	-	64,315

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$663,138	$22,175	$31,605	$716,918
Financial assets at fair value through profit or loss, noncurrent	174,760	16,245	-	191,005
Available-for-sale financial assets, noncurrent	10,959,194	-	9,677,138	20,636,332

	As of September 30, 2017
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$787,082	$56,996	$-	$844,078
Financial assets at fair value through profit or loss, noncurrent	173,400	-	-	173,400
Available-for-sale financial assets, noncurrent	10,493,756	-	10,562,105	21,055,861
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	22,361	-	22,361

Fair values of financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income and available-for-sale financial assets that are categorized into level 1 are based on the quoted market prices in active markets.  If there is no active market, the Company estimates the fair value by using the market method valuation techniques based on parameters such as recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as level 3.

During the nine-month periods ended September 30, 2018 and 2017, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through comprehensive income (loss)
	Option	Common stock	Preferred stock	Funds	Total	Common stock	Preferred stock	Total
As of January 1, 2018	$31,605	$3,832,537	$2,994,294	$1,183,940	$8,042,376	$3,350,694	$233,326	$3,584,020
Recognized in profit (loss)	(31,605)	(309,808)	(25,174)	75,239	(291,348)	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	143,719	(1,331)	142,388
Acquisition	-	113,332	569,583	525,595	1,208,510	-	-	-
Disposal	-	(83,953)	(221,237)	-	(305,190)	-	-	-
Return of capital	-	(22,954)	-	-	(22,954)	-	-	-
Transfer to Level 3	-	22,050	-	-	22,050	-	-	-
Transfer out of Level 3	-	(442,138)	-	-	(442,138)	-	-	-
Exchange effect	-	16,391	45,754	11,145	73,290	-	-	-
As of September 30, 2018	$-	$3,125,457	$3,363,220	$1,795,919	$8,284,596	$3,494,413	$231,995	$3,726,408

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2017	$7,687,752	$942,296	$1,203,589	$9,833,637
Recognized in profit (loss)	(184,112)	(58,360)	-	(242,472)
Recognized in other comprehensive income (loss)	209,805	15,128	(31,859)	193,074
Acquisition	169,905	148,549	414,834	733,288
Disposal	(149,789)	-	-	(149,789)
Transfer to Level 3	87,850	-	311,288	399,138
Transfer out of Level 3	(95,887)	-	-	(95,887)
Exchange effect	(26,226)	(35,914)	(46,744)	(108,884)
As of September 30, 2017	$7,699,298	$1,011,699	$1,851,108	$10,562,105

Recognized as part of profit (loss) above, the profit (loss) from financial assets still held by the Company as of September 30, 2018 and 2017 was NT$(165) million and NT$(242) million.

Recognized as part of other comprehensive income (loss) above, the income from financial assets still held by the Company as of September 30, 2018 and 2017 was NT$142 million and NT$189 million, respectively.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follow:

As of September 30, 2018
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	15%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit or loss and other comprehensive income (loss) for the nine-month period ended September 30,  2018 by NT$349 million and by NT$263 million, respectively.

As of September 30, 2017
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	20%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s other comprehensive income (loss) for the nine-month period ended September 30,  2017 by NT$475 million.

b.  Assets and liabilities not recorded at fair value on a recurring basis but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model.  The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates.  The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and guarantee deposits approximate their carrying amount due to their maturities within one year.

As of September 30, 2018

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$42,129,376	$23,950,473	$18,178,903	$-	$41,287,378
Long-term loans (current portion included)	31,681,390	-	31,681,390	-	31,681,390

As of December 31, 2017

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$49,342,714	$31,422,772	$17,919,942	$-	$48,517,631
Long-term loans (current portion included)	32,165,336	-	32,165,336	-	32,165,336

As of September 30, 2017

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$43,952,311	$26,049,928	$17,902,383	$-	$43,034,883
Long-term loans (current portion included)	35,395,219	-	35,395,219	-	35,395,219

(8)   Significant assets and liabilities denominated in foreign currencies

	As of
	September 30, 2018			December 31, 2017
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,441,953	30.48	$43,950,737	$1,703,079	29.72	$50,609,425
JPY	15,821,153	0.2674	4,230,577	5,914,143	0.2627	1,553,244
EUR	3,694	35.30	130,387	2,818	35.27	99,394
SGD	28,934	22.26	644,072	29,696	22.22	659,865
RMB	5,452,588	4.41	24,062,271	2,499,747	4.55	11,368,839

Non-Monetary items
USD	233,024	30.48	7,102,577	154,761	29.73	4,601,061
JPY	8,810,411	0.2674	2,355,904	9,150,629	0.2627	2,403,870
SGD	10,422	22.26	231,995	-	-	-
RMB	49,734	4.41	219,476	-	-	-
Financial Liabilities
Monetary items
USD	$310,455	30.58	$9,493,816	$576,458	29.83	$17,195,765
JPY	3,245,775	0.2715	881,229	3,252,323	0.2668	867,720
EUR	4,341	35.70	154,992	3,696	35.84	132,475
SGD	41,171	22.44	923,872	32,498	22.40	727,952
RMB	15,104,450	4.46	67,411,163	15,618,686	4.60	71,814,722

The exchange gain or loss from monetary financial assets and liabilities
USD			524,566			(751,616)
JPY			(52,604)			44,587
EUR			10,751			1,816
SGD			4,088			15,703
RMB			(1,147,770)			2,255,067
Other			(53)			348

	As of
	September 30, 2017
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,629,819	30.23	$49,273,018
JPY	5,223,030	0.2677	1,398,436
EUR	5,143	35.49	182,527
SGD	42,135	22.25	937,502
RMB	1,537,373	4.54	6,975,061

Non-Monetary items
USD	156,421	30.25	4,731,735
JPY	11,656,934	0.2678	3,121,727
Financial Liabilities
Monetary items
USD	$670,172	30.35	$20,339,734
JPY	3,184,042	0.2719	865,741
EUR	1,886	35.99	67,876
SGD	40,469	22.43	907,739
RMB	14,585,730	4.59	66,904,747

The exchange gain or loss from monetary financial assets and liabilities
USD			(587,909)
JPY			31,715
EUR			3,857
SGD			12,481
RMB			1,605,201
Other			483

(9)   Significant intercompany transactions among consolidated entities for the nine-month periods ended September 30, 2018 and 2017 are disclosed in Attachment 1.

(10) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value.  The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio.  The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents.  The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost.  The debt to capital ratios as of September 30, 2018, December 31, 2017 and September 30, 2017 were as follows:

	As of
	September 30, 2018	December 31, 2017	September 30, 2017
Total liabilities	$160,111,263	$180,061,578	$169,735,846
Less: Cash and cash equivalents	(81,520,158)	(81,674,572)	(69,938,407)
Net debt	78,591,105	98,387,006	99,797,439
Total equity	212,557,966	214,037,584	214,437,187
Total capital	291,149,071	$312,424,590	$314,234,626
Debt to capital ratios	26.99%	31.49%	31.76%

13.  ADDITIONAL DISCLOSURES

(1)   The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.  Financing provided to others for the nine-month period ended September 30, 2018: Please refer to Attachment 2.

b.  Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2018: Please refer to Attachment 3.

c.  Securities held as of September 30, 2018 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d. Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2018: Please refer to Attachment 5.

e.  Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2018: Please refer to Attachment 6.

f.  Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2018: Please refer to Attachment 7.

g.  Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2018: Please refer to Attachment 8.

h.  Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2018: Please refer to Attachment 9.

i.   Names, locations and related information of investees as of September 30, 2018 (excluding investment in Mainland China): Please refer to Attachment 10.

j.   Financial instruments and derivative transactions: Please refer to Note 12.

(2)   Investment in Mainland China

a.  Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.  Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, Attachment 2, Attachment 3, Attachment 5 and Attachment 8.

14.  OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of September 30, 2018, the Company had the following segments: wafer fabrication and new business.  The operating segment information was prepared according to the accounting policies described in Note 4.  The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED).

Reportable segment information for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

	For the three-month period ended September 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$39,328,727	$57,929	$39,386,656	$-	$39,386,656
Net revenue from sales among intersegments	-	1,925	1,925	(1,925)	-
Segment net income (loss), net of tax	207,607	(91,453)	116,154	80,704	196,858
Capital expenditure	5,612,233	-	5,612,233	-	5,612,233
Depreciation	12,432,730	37,458	12,470,188	-	12,470,188
Share of profit or loss of associates and joint ventures	112,478	-	112,478	80,704	193,182
Income tax expense (benefit)	631,053	612	631,665	-	631,665

	For the three-month period ended September 30, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$37,612,366	$85,835	$37,698,201	$-	$37,698,201
Net revenue from sales among intersegments	-	5,274	5,274	(5,274)	-
Segment net income (loss), net of tax	2,488,497	(64,478)	2,424,019	39,899	2,463,918
Capital expenditure	7,286,484	1,742	7,288,226	-	7,288,226
Depreciation	12,935,174	53,274	12,988,448	-	12,988,448
Share of profit or loss of associates and joint ventures	155,300	9,635	164,935	39,899	204,834
Income tax expense (benefit)	401,909	(361)	401,548	-	401,548

	For the nine-month period ended September 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$115,532,965	$202,405	$115,735,370	$-	$115,735,370
Net revenue from sales among intersegments	-	16,154	16,154	(16,154)	-
Segment net income (loss), net of tax	5,678,113	(472,109)	5,206,004	437,188	5,643,192
Capital expenditure	15,229,219	-	15,229,219	-	15,229,219
Depreciation	37,922,850	133,506	38,056,356	-	38,056,356
Share of profit or loss of associates and joint ventures	66,389	(23,244)	43,145	437,188	480,333
Income tax expense (benefit)	(870,857)	(1,165)	(872,022)	-	(872,022)

	For the nine-month period ended September 30, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$112,405,269	$248,763	$112,654,032	$-	$112,654,032
Net revenue from sales among intersegments	-	12,146	12,146	(12,146)	-
Segment net income (loss), net of tax	5,524,912	(550,704)	4,974,208	464,366	5,438,574
Capital expenditure	33,270,198	4,852	33,275,050	-	33,275,050
Depreciation	38,089,017	177,672	38,266,689	-	38,266,689
Share of profit or loss of associates and joint ventures	(260,271)	(7,761)	(268,032)	464,366	196,334
Income tax expense (benefit)	611,616	(927)	610,689	-	610,689

	As of September 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$371,491,269	$1,613,797	$373,105,066	$(435,837)	$372,669,229
Segment liabilities	$158,958,306	$1,244,434	$160,202,740	$(91,477)	$160,111,263

	As of December 31, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$392,370,323	$3,030,057	$395,400,380	$(1,301,218)	$394,099,162
Segment liabilities	$178,362,985	$1,700,045	$180,063,030	$(1,452)	$180,061,578

	As of September 30, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$382,448,702	$3,138,655	$385,587,357	$(1,414,324)	$384,173,033
Segment liabilities	$168,048,600	$1,689,603	$169,738,203	$(2,357)	$169,735,846

Note: The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the nine-month period ended September 30, 2018

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$43,416,250	Net 60 days	38%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,928,503	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	3,046,577	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	732,362	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	1,036,687 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	24,661	-	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	483,536	Net 60 days	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	87,980	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	246,337	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	38,798	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	181,558	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	49,128	-	0%

For the nine-month period ended September 30, 2017

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$45,035,480	Net 60 days	40%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	8,650,956	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	3,264,022	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	495,713	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	698,130 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	4,881,503	-	1%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	160,371	Net 60 days	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	39,990	-	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	159,078	Net 60 days	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	39,789	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of US$0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

ATTACHMENT 2 (Financing provided to others for the nine-month period ended September 30, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)

													Item	Value
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Other receivables - related parties	YES	$10,119,360	$6,096,000	$-	2.05%~2.61%	The need for short-term financing	$-	Business turnover	$-	None	$-	$21,206,473	$84,825,890

TERA ENERGY DEVELOPMENT CO., LTD.
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)

													Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1,LLC	Other receivables	No	$2,384	$2,384	$2,384	9.00%	Needs for operation	$2,384	-	$2,384	None	$-	$2,384	$68,023

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period.
Limit of total financing amount shall not exceed 40% of the Company’s net asset value.
Note 3: Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period or the needed amount for operation, which is lower.
Limit of total financing amount shall not exceed 40% of latest financial statements of lender.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORP.	3	$95,429,126	$1,700,000	$1,700,000 (Note 5)	$747,900 (Note 5)	$-	0.80%	$95,429,126
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	3	95,429,126	14,081,760	14,081,760 (Note 6)	13,842,504 (Note 6)	-	6.64%	95,429,126
0	UNITED MICROELECTRONICS CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	3	95,429,126	19,917	- (Note 7)	- (Note 7)	-	-	95,429,126

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 8)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 8)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$10,046,791	$8,964,706	$8,964,706	$4,413,993	$-	40.15%	$10,046,791

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
3. A company that directly and indirectly holds more than 50 % of the voting shares in the public company.
4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.

              5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

6. A company that all capital contributing shareholders make endorsements/ guarantees for their jointly invested company in proportion to their shareholding percentages.

              7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:

1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.
Note 4: Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of September 30, 2018.

Note 5: On December 24, 2014, the board of directors resolved to provide endorsement to NEXPOWER TECHNOLOGY CORP.'s syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million.

As of September 30, 2018, actual amount provided was NT$748 million.

Note 6: On Feburary 22, 2017, the board of directors resolved to guarantee UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.'s syndicated loan from banks including China Development Bank in the amount up to USD 310 million.

On March 7, 2018, the board of directors resolved to increase the endorsement amounted to USD 152 million. Total endorsement amount is up to USD 462 million.
As of September 30, 2018, actual amount provided was NT$13,843 million.

Note 7: On April 26, 2017, the board of directors resolved that UMC directly provided guarantee to SOCIALNEX ITALIA 1 S.R.L., NEXPOWER TECHNOLOGY CORP.'s subsidiary, in the amount up to EUR 558 thousand on June 20, 2017.

The guarantee to SOCIALNEX ITALIA 1 S.R.L. ended in August , 2018.
Note 8: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2018.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2018.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

ATTACHMENT 4 (Securities held as of September 30, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182		$131,639	6.56		$131,639	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600		180,800	1.18		180,800	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675		54,570	0.22		54,570	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,883		-	17.63		-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	17,511		-	15.75		-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	24,644		1,951,825	10.90		1,951,825	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,692		210,086	9.29		210,086	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680		1,295,762	7.66		1,295,762	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,627		-	4.71		-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	12,521		112,687	4.38		112,687	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	20,483		417,847	1.68		417,847	None
Stock	EPISTAR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,715		371,810	0.98		371,810	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,315		24,791	0.82		24,791	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	324		-	0.72		-	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets at fair value through profit or loss, noncurrent	938		-	-		-	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,166		-	-		-	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit or loss, noncurrent	0		25,200	-		25,200	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Financial assets at fair value through other comprehensive income, noncurrent	110,356		1,109,075	19.70		1,109,075	None
Stock	UNIMICRON HOLDING LIMITED	-	Financial assets at fair value through other comprehensive income, noncurrent	20,000		633,984	17.00		633,984	None
Stock	MIE FUJITSU SEMICONDUCTOR LIMITED	-	Financial assets at fair value through other comprehensive income, noncurrent	18,447		2,215,834	15.87		2,215,834	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	196,136		3,932,527	13.03		3,932,527	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960		471,847	8.66		471,847	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	16,445		2,483,133	2.70		2,483,133	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	12,000		231,995	-		231,995	None
ATTACHMENT 4 (Securities held as of September 30, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,782		$6,378	19.65		$6,378	None
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957		0	15.94		0	None
Stock	TRONC-E CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800		5,382	15.93		5,382	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,500		9,400	11.41		9,400	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,500		18,375	10.23		18,375	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	11,910		66,218	8.67		66,218	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,150		22,050	6.93		22,050	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,754		14,545	6.67		14,545	None
Stock	ACT GENOMICS HOLDINGS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,600		17,577	6.54		17,577	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,609		0	5.32		0	None
Stock	ACTI CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,968		11,551	5.31		11,551	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,662		2,244	5.00		2,244	None
Stock	TAIWAN AULISA MEDICAL DEVICES TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	800		5,576	4.97		5,576	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	654		1,432	4.43		1,432	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,838		24,600	4.34		24,600	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,374		109,631	3.72		109,631	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,000		69,000	3.71		69,000	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	10,059		90,529	3.52		90,529	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	265		-	3.16		-	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,907		92,494	3.08		92,494	None
Stock	DAWNING LEADING TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,550		16,651	2.42		16,651	None
Stock	MOBILE DEVICES INC.	-	Financial assets at fair value through profit or loss, noncurrent	261		-	1.96		-	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,141		5,591	1.71		5,591	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7		201,599	1.37		201,599	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,114		34,239	1.29		34,239	None

ATTACHMENT 4 (Securities held as of September 30, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	434		$690	1.06		$690	None
Stock	NORATECH PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000		10,610	0.95		10,610	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	582		4,219	0.85		4,219	None
Stock	POWERTEC ENERGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	9,930		38,825	0.75		38,825	None
Stock	FUSHENG PRECISION CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	700		112,000	0.59		112,000	None
Stock	QUASER MACHINE TOOLS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	200		11,460	0.50		11,460	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	21		2	0.02		2	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	0		45,720	-		45,720	None
Stock-Preferred Stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	23,909		182,880	-		182,880	None
Stock-Preferred Stock	FLOADIA CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2		84,210	-		84,210	None
Stock-Preferred Stock	CEREBREX, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1		55,860	-		55,860	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	311		430	-		430	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500		644,595	7.00		644,595	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Financial assets at fair value through other comprehensive income, noncurrent	16,079		259,672	0.13		259,672	None

TLC CAPITAL CO., LTD.

				September 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$109,081	18.18		$109,081	None
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,433		211,749	17.53		211,749	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500		128,443	13.99		128,443	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	9		261,913	9.00		261,913	None
Stock	ACTI CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,252		13,217	6.08		13,217	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,529		146,700	4.98		146,700	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200		8,820	4.91		8,820	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,039		33,575	4.39		33,575	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		167,168	4.24		167,168	None

ATTACHMENT 4 (Securities held as of September 30, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				September 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	SUNDIA MEDITECH GROUP	-	Financial assets at fair value through profit or loss, noncurrent	779		$11,729	3.23		$11,729	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,829		8,960	2.74		8,960	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		9,916	2.67		9,916	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6		172,799	1.17		172,799	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422		298,010	0.77		298,010	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978		67,647	0.64		67,647	None
Stock	POWERTEC ENERGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,470		25,297	0.49		25,297	None
Convertible bonds	DAFENG TV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,700		176,375	-		176,375	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685		49,609	-		49,609	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377		230,879	-		230,879	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332		-	-		-	None
Stock-Preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519		-	-		-	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	26,499		188,684	-		188,684	None
Stock-Preferred stock	X2 POWER TECHNOLOGIES LTD.	-	Financial assets at fair value through profit or loss, noncurrent	35,819		128,659	-		128,659	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279		83,892	-		83,892	None
Stock-Preferred stock	CLOUD MOMENT (CAYMAN) INC.	-	Financial assets at fair value through profit or loss, noncurrent	359		15,854	-		15,854	None
Stock-Preferred stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,739		145,927	-		145,927	None
Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	35,863		274,320	-		274,320	None
Stock-Preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000		60,960	-		60,960	None

UMC CAPITAL CORP.

				September 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	SWIFTSTACK, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	792	-	USD	792	None
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	190	-	USD	190	None
Convertible bonds	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	573	-	USD	573	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	637	14.33	USD	637	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	4,138	11.70	USD	4,138	None

ATTACHMENT 4 (Securities held as of September 30, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				September 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	14,828	11.47	USD	14,828	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	7,035	USD	7,246	9.76	USD	7,246	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	7,296	5.03	USD	7,296	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,920	4.53	USD	1,920	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	4	USD	3,819	4.00	USD	3,819	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,534	1.76	USD	1,534	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,626	1.69	USD	2,626	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,614	1.37	USD	6,614	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	80	USD	47	0.57	USD	47	None
Stock	CIPHERMAX, INC.	-	Financial assets at fair value through profit or loss, noncurrent	95		-	-		-	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	4,683	-	USD	4,683	None
Stock-Preferred stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,052	USD	10,924	-	USD	10,924	None
Stock-Preferred stock	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,349	USD	1,699	-	USD	1,699	None
Stock-Preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,255	USD	8,066	-	USD	8,066	None
Stock-Preferred stock	INEDA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	18,419	USD	5,045	-	USD	5,045	None
Stock-Preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	276	USD	487	-	USD	487	None
Stock-Preferred stock	APPIER HOLDINGS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	52	USD	2,115	-	USD	2,115	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	27,819	USD	4,247	-	USD	4,247	None
Stock-Preferred stock	NEXTINPUT, INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,866	USD	1,325	-	USD	1,325	None
Stock-Preferred stock	SHOCARD, INC.	-	Financial assets at fair value through profit or loss, noncurrent	517	USD	424	-	USD	424	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	175	USD	52	-	USD	52	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	2,897	-	USD	2,897	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	6,889	-	USD	6,889	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,000	USD	5,781	-	USD	5,781	None

ATTACHMENT 4 (Securities held as of September 30, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				September 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,855	USD	1,763	-	USD	1,763	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555	USD	159	-	USD	159	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,461	USD	4,501	-	USD	4,501	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	750		-	-		-	None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	173		-	-		-	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-Preferred stock	SENSIFREE LTD.	-	Prepayments for investments	-	USD	565	-		NA	None

TERA ENERGY DEVELOPMENT CO., LTD.
				September 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	375		$3,750	1.18		$3,750	None

NEXPOWER TECHNOLOGY CORP.
				September 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	54		$-	18.00		$-	None

SINO PARAGON LIMITED
				September 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$83,813	11.13		$83,813	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		32,711	9.94		32,711	None

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
				September 30, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	LANHOR FUND	-	Financial assets at fair value through profit or loss, noncurrent	-	RMB	49,734	9.71	RMB	49,734	None

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2018)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	GREEN EARTH LIMITED	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidaries	420,000	$9,243,073	557,000	$16,689,894	-	$-	$-	$-	977,000	$18,806,169 (Note 2)
Stock	TRIKNIGHT CAPITAL CORPORATION	Investments accounted for under the equity method	Purchase of newly issued shares	Associate	84,000	894,809	84,000	840,000	-	-	-	-	168,000	1,562,617 (Note 3)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(3,727,365) thousand, retained earnings adjustment under equity method of $(2,155,223) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(1,244,210) thousand.

Note 3 : The ending balance includes share of loss of associates and joint ventures of $(158,192) thousand,and cash dividends $(14,000)thousand .

FORTUNE VENTURE CAPITAL CORP.

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition(Note 3)		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	MOTECH INDUSTRIES, INC.	Financial assets at fair value through profit or loss, noncurrent	Open market	-	-	$-	21,998	$338,776	21,998	$300,414	$338,776	$(38,362)	-	$-

Note 1 : The amounts of beginning and ending balances of financial assets at fair value through profit or loss, noncurrent are recorded at the prevailing market prices.
Note 2 : The disposal cost represents historical cost.

Note 3 : As of July 1, 2018, UMC NEW BUSINESS INVESTMENT CORP. was merged with FORTUNE VENTURE CAPITAL CORP. (FORTUNE) and FORTUNE is the surviving company. FORTUNE get the stock of MOTECH  INDUSTRIES, INC. from merging.

GREEN EARTH LIMITED

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED MICROCHIP CORPORATION	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidaries	410,050	$9,008,924	564,000	$16,896,828	-	$-	$-	$-	974,050	$18,779,499 (Note2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(3,726,820) thousand, retained earnings adjustment under equity method of $(2,155,223) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(1,244,210) thousand.

UNITED MICROCHIP CORPORATION

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Investments accounted for under the equity method	Purchase of newly issued shares	Associate	-	$8,807,847	-	$16,825,071	-	$-	$-	$-	-	$18,501,682 (Note2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(3,731,803) thousand, retained earnings adjustment under equity method of $(2,155,223) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(1,244,210) thousand.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales		$43,416,250	43%	Net 60 days	N/A	N/A		$6,928,503	30%
UMC GROUP JAPAN	Subsidiary	Sales		3,046,577	3%	Net 60 days	N/A	N/A		732,362	3%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		1,036,687	1%	Net 30 days	N/A	N/A		24,661	0%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		667,897	1%	Month-end 60 days	N/A	N/A		168,706	1%

UMC GROUP (USA)

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	1,414,443	98%	Net 60 days	N/A	N/A	USD	227,313	98%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	15,138	1%	Net 60 days	N/A	N/A	USD	2,898	1%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	8,227	1%	Net 60 days	N/A	N/A	USD	1,278	1%

UMC GROUP JAPAN

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	JPY	10,742,790	94%	Net 60 days	N/A	N/A	JPY	2,729,326	94%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	JPY	633,220	6%	Net 60 days	N/A	N/A	JPY	183,805	6%

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	RMB	53,239	3%	Net 60 days	N/A	N/A	RMB	8,792	2%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	47,452	3%	Net 45 days	N/A	N/A	RMB	20,955	6%
UMC GROUP JAPAN	Associate	Sales	RMB	39,276	2%	Net 60 days	N/A	N/A	RMB	11,133	3%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	RMB	105,263	8%	Net 60 days	N/A	N/A	RMB	19,936	8%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UMC GROUP (USA)	Subsidiary	$-	$6,928,503	$10	$6,928,513	8.47	$-	Collection in subsequent period	$3,100,793	$-
UMC GROUP JAPAN	Subsidiary	-	732,362	-	732,362	5.84	67,214	Collection in subsequent period	-	-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	-	24,661	23,319	47,980	0.57	32,700	Collection in subsequent period	-	-
FARADAY TECHNOLOGY CORPORATION	Associate	-	168,706	93	168,799	7.71	-	Collection in subsequent period	19,697	-

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2018) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2018			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,731,626	$78,141	$78,141
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	140,833	1,886	1,886
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	3,761,830	168,410	162,351
GREEN EARTH LIMITED	Samoa	Investment holding	USD	977,000	USD	420,000	977,000	100.00	18,806,169	(3,727,365)	(3,727,365)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		5,450,000	387,600	100.00	4,295,875	27,591	27,591
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		-		5,900,000	-	-	-	(218,697)	(218,697)	Note
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	42,589	213	213
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		4,160,053		4,160,053	462,000	100.00	5,388,782	(353,767)	(365,209)
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	248,795	22,503	22,503
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	20,390	851	851
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	569,182	37,003	37,003
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	119,530	13,071	13,071
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	22,744,021	191,274	182,097
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,707,482		1,707,482	126,230	77.74	353,206	(195,273)	(151,803)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	69,173	(6,044)	216,324
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,956,791		5,777,225	33,998	47.75	107,952	(239,429)	(106,824)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	651,276	(232,485)	(97,644)
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		1,680,000		840,000	168,000	40.00	1,562,617	(395,480)	(158,192)
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	168,973	36.49	4,447,493	1,412,373	514,938
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	30.87	2,967,495	290,355	89,640
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.78	1,514,149	(332,986)	(45,872)
Note：As of July 1, 2018, UMC NEW BUSINESS INVESTMENT CORP. was merged with FORTUNE VENTURE CAPITAL CORP. (FORTUNE) and FORTUNE is the surviving company.
ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2018) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2018			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$-	18,655	100.00	$82,050	$2,539	$(698)	Note
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		606,980		-	46,168	83.69	51,429	(32,007)	(8,033)	Note
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		1,688,630		1,578,630	23,827	33.46	75,655	(239,429)	(84,426)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	-	5,900	32.78	-	(384,658)	-	Note
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	-	22,500	25.14	177,562	(136,803)	(11,147)	Note
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		283,439		308,580	14,247	22.39	245,969	76,526	15,365
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.73	5,299	(195,273)	(1,436)
Note：As of July 1, 2018, UMC NEW BUSINESS INVESTMENT CORP. was merged with FORTUNE VENTURE CAPITAL CORP. (FORTUNE) and FORTUNE is the surviving company.

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2018					Net income (loss) of investee company		Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)		Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$16,668		$764		$764
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		59,125		59,125	5,913	45.16		36,385		(12,037)		(5,436)
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	6,000	USD	6,000	6,000	30.00		173,367		(26,203)		(7,861)
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	28.63		72,987		(18,706)		(5,355)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		888,019		828,019	8,645	12.14		27,451		(239,429)		(18,510)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2018					Net income (loss) of investee company		Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)		Carrying amount

UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD	545	USD	9	USD	9
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,036	USD	4,036	-	10.38	USD	3,624	USD	(475)	USD	(39)

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2018) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.(Note)
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2018					Net income (loss) of investee company		Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)		Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$-		$190,752	-	-		$-		$2,539		$3,237
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		-		606,980	-	-		-		(32,007)		(18,916)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	-	EUR	5,900	-	-		-		(384,658)		-
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	-	USD	22,500	-	-		-		(136,803)		(23,244)
Note：As of July 1, 2018, UMC NEW BUSINESS INVESTMENT CORP. was merged with FORTUNE VENTURE CAPITAL CORP. (FORTUNE) and FORTUNE is the surviving company.

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2018					Net income (loss) of investee company		Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)		Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	1,092	USD	1,092	1,092	100.00		$44,539		$5,056		$5,056
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00		-		(46,991)		-
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00		-		(384,658)		-

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2018					Net income (loss) of investee company		Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)		Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,200	USD	1,200	1,200	100.00		$1,792		$(5,284)		$(5,284)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2018					Net income (loss) of investee company		Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)		Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Sales and marketing service	USD	60	USD	60	60	100.00		$2,532		$141		$141

NEXPOWER TECHNOLOGY CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2018					Net income (loss) of investee company		Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)		Carrying amount

SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,637	EUR	3,637	-	100.00		$126,302		$1,289		$1,289

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2018) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2018					Net income (loss) of investee company		Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)		Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00		$23,082,214		$195,344		$195,344

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2018					Net income (loss) of investee company		Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)		Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00		$23,082,214		$195,344		$195,344

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2018					Net income (loss) of investee company		Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)		Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	USA	Research & Development	USD	950	USD	950	0	100.00		$30,662		$(56)		$(56)
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00		33,776		1,964		1,964
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00		510,292		35,633		35,633
UMC TECHNOLOGY JAPAN CO., LTD.	Japan	Semiconductor manufacturing technology development and consulting services	JPY	35,000	JPY	35,000	4	100.00		8,875		(185)		(185)

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2018					Net income (loss) of investee company		Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)		Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	974,050	USD	410,050	974,050	100.00		$18,779,499		$(3,726,820)		$(3,726,820)

ATTACHMENT 11 (Investment in Mainland China as of September 30, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2018		Investment flows			Accumulated outflow of investment from Taiwan as of September 30, 2018				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of September 30, 2018		Accumulated inward remittance of earnings as of September 30, 2018

							Outflow		Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$24,384 800)	(ii)SOARING CAPITAL CORP.	(USD	$24,384 800)		$-	$-	(USD	$24,384 800)		$829	100.00%		$829 (iii)		$16,404		$-
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	(RMB	1,323,900 300,000)	(i)	(USD	41,453 1,360)		-	-	(USD	41,453 1,360)		(5,549)	-		- (iii)		-		-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain solar power plant	(RMB	1,235,640 280,000)	(iii)SHANDONG HUAHONG ENERGY INVEST CO., INC.	(USD	637,946 20,930)		-	-	(USD	637,946 20,930)		(5,296)	-		- (iii)		-		-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	22,860 750)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	22,860 750)		-	-	(USD	22,860 750)		5,137	100.00%		5,137 (iii)		33,395	(USD	123,779 4,061)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,560,320 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	617,220 20,250)		-	-	(USD	617,220 20,250)	(RMB	(131,525) (29,804))	25.14%	(RMB	(33,067) (7,493)) (ii)	(RMB	169,428 38,393)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	14,143,727 3,205,014)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	9,421,429 309,102)		-	-	(USD	9,421,429 309,102)	(USD	176,763 40,055)	98.14% (Note 4)	(USD	170,704 38,682) (ii)	(USD	21,909,852 4,964,843)		-
UMC (BEIJING) LIMITED	Marketing support activities		-	(ii)UMC INVESTMENT (SAMOA) LIMITED	(USD	15,240 500)		-	-	(USD	15,240 500)		(424)	- (Note 6)		(424) (iii)		-		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	132,390 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-		-	-		-	(RMB	1,169 265)	98.14%	(RMB	1,421 322) (iii)	(RMB	176,577 40,013)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	56,035,365 12,697,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	12,291,609 403,268) (Note 5)	(USD	17,120,555 561,698)	-	(USD	29,412,164 964,966) (Note 5)	(RMB	(7,766,549) (1,759,925))	64.95%	(RMB	(4,797,456) (1,087,119)) (ii)	(RMB	24,148,673 5,472,167)		-

Accumulated investment in Mainland China as of September 30, 2018		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$40,192,696 (USD 1,138,658)			$51,475,142 (USD 1,688,817)			$127,238,835

Note 1 :	The methods for engaging in investment in Mainland China include the following:
	(i) Direct investment in Mainland China.
	(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods.
Note 2 :	The investment income (loss) recognized in current period:
	The investment income (loss) were determined based on the following basis:
	(i) The financial report was reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
	(ii) The financial statements were reviewed by the auditors of the parent company.
(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :

The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee.  The investment has been approved by the Investment Commission, MOEA

	in the total amount of US$383,569 thousand. As of September 30, 2018, the amount of investment has been all remitted.
Note 5 :	The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.

The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of US$1,260,658 thousand.  As of September 30, 2018, the amount of investment US$1,222,356 thousand has been remitted.

Note 6 :	The liquidation of UMC (BEIJING) LIMITED was completed as of June 20, 2018.